                          Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
                                      of
                            U.S. Laboratories Inc.
                                      at
                             $14.50 Net Per Share
                                      by
                            Voice Acquisition Corp.
                    An Indirect Wholly Owned Subsidiary of
                             Bureau Veritas, S.A.

       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
           CITY TIME, ON SEPTEMBER 19, 2002, UNLESS THE OFFER IS EXTENDED.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 8, 2002 (the "Merger Agreement"), among Bureau Veritas, S.A. ("Parent" or "Bureau Veritas"), Voice Acquisition Corp. (the "Purchaser") and U.S. Laboratories Inc. (the "Company" or "U.S. Laboratories"). The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of common stock, par value $0.01 per share, of the Company (the "Shares") that, together with any other Shares then beneficially owned by Bureau Veritas or the Purchaser or any of their subsidiaries, represents at least a majority of the then issued and outstanding Shares on a fully diluted basis, including all Shares that may be issued by the Company pursuant to warrants, options, rights or obligations outstanding on the Expiration Date, whether or not vested or exercisable, including the conversion of all convertible securities, if any (the "Minimum Condition"), and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated.

      The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15--"Certain Conditions of the Offer." In connection with the Merger Agreement, Bureau Veritas and the Purchaser have entered into a Tender and Support Agreement, dated as of August 8, 2002 (the "Tender Agreement"), with Dickerson Wright, the Chairman, Chief Executive Officer and President of the Company. Pursuant to the Tender Agreement, Mr. Wright has agreed, among other things, to tender his Shares to the Purchaser in the Offer. The Shares subject to the Tender Agreement represent approximately 33% of the Shares that, as of August 8, 2002, were issued and outstanding on a fully diluted basis. See Section 11--"The Transaction Documents - the Tender Agreement."

                               -----------------

      The Board of Directors of the Company (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, are fair to, and in the best interests of, the Company and its stockholders, (ii) duly authorized and approved the Merger Agreement and the Merger and approved each of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommends that the Company's stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

                               -----------------

                     The Dealer Manager for the Offer is:

[LOGO] Lazard

August 22, 2002

                                   IMPORTANT

      Any stockholder of the Company wishing to tender Shares pursuant to the Offer must (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to Alpine Fiduciary Services, Inc. (the "Depositary") together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3--"Procedures for Accepting the Offer and Tendering Shares" or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the tender of Shares to the Purchaser. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares. Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3--"Procedures for Accepting the Offer and Tendering Shares."

      Questions and requests for assistance may be directed to Georgeson Shareholder Communications Inc. (the "Information Agent") or Lazard Freres & Co. LLC ("Lazard" or the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

                               TABLE OF CONTENTS

                                                                       Pages
                                                                       -----
   SUMMARY TERM SHEET.................................................   1

   INTRODUCTION.......................................................   6

   THE TENDER OFFER...................................................   8

    1. TERMS OF THE OFFER.............................................   8

    2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES..................  10

    3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES........  11

    4. WITHDRAWAL RIGHTS..............................................  14

    5. MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES..................  15

    6. PRICE RANGE OF SHARES; DIVIDENDS...............................  16

    7. CERTAIN INFORMATION CONCERNING THE COMPANY.....................  17

    8. CERTAIN INFORMATION CONCERNING BUREAU VERITAS AND THE PURCHASER  19

    9. SOURCE AND AMOUNT OF FUNDS.....................................  20

   10. BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH THE
       COMPANY........................................................  21

   11. THE TRANSACTION DOCUMENTS......................................  27

   12. PURPOSE OF THE OFFER; PLANS FOR THE COMPANY....................  40

   13. CERTAIN EFFECTS OF THE OFFER...................................  42

   14. DIVIDENDS AND DISTRIBUTIONS....................................  43

   15. CERTAIN CONDITIONS OF THE OFFER................................  43

   16. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS....................  45

   17. FEES AND EXPENSES..............................................  48

   18. MISCELLANEOUS..................................................  48

   SCHEDULE I.........................................................  49

                              SUMMARY TERM SHEET

   Voice Acquisition Corp., an indirect wholly owned subsidiary of Bureau Veritas, S.A., is offering to purchase all of the outstanding shares of common stock of U.S. Laboratories Inc. for $14.50 per share, net to the seller in cash. The following are answers to some of the questions you, as a stockholder of U.S. Laboratories, may have about the offer. We urge you to carefully read the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

   We are Voice Acquisition Corp., a Delaware corporation, formed for the purpose of making this tender offer. We are an indirect wholly owned subsidiary of Bureau Veritas, S.A., a societe anonyme organized under the laws of the French Republic. See the "Introduction" to this Offer to Purchase and Section 8--"Certain Information Concerning Bureau Veritas and the Purchaser."

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

   We are seeking to purchase all of the outstanding shares of common stock of U.S. Laboratories. See the "Introduction" to this Offer to Purchase and Section 1--"Terms of the Offer."

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

   We are offering to pay $14.50 per share, net to you in cash. If you are the record owner of your shares and you directly tender your shares to us pursuant to the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee or commission for doing so. You should consult your broker or nominee to determine whether any such charges will apply. See the "Introduction" to this Offer to Purchase.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

   Yes. Bureau Veritas, our parent company, will provide us with sufficient funds to purchase all shares validly tendered in the offer and to provide funding for our acquisition of the remaining shares in the merger with U.S. Laboratories, which is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement. We will need approximately $83 million to purchase all of the outstanding shares of common stock of U.S. Laboratories pursuant to the offer and to pay related fees and expenses. Bureau Veritas has available approximately 94 million Euros (US$94 million) in cash and borrowing capacity under its general working capital lines of credit of up to 151 million Euros (US$151 million) which may be utilized for the purchase of all the outstanding shares of U.S. Laboratories and payment of the related fees and expenses. The offer is not subject to any financing condition. See Section 9--"Source and Amount of Funds."

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER MY SHARES IN THE OFFER?

   No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

   . the offer is being made for all outstanding shares solely for cash;

   . we, through our parent company, Bureau Veritas, have sufficient funds available from cash and borrowed funds available under its general working capital lines of credit to purchase all shares validly tendered in the offer;

   . the offer is not subject to any financing condition; and

   . if we consummate the offer, we will acquire all remaining shares for the same cash price in the merger.

See Section 9--"Source and Amount of Funds."

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES IN THE OFFER?

   You will have at least until 12:00 midnight, New York City time, on Thursday, September 19, 2002, to tender your shares in the offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase. See Sections 1--"Terms of the Offer" and 3--"Procedures for Accepting the Offer and Tendering Shares."

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

   Yes. The offer may be extended for varying lengths of time depending on the circumstances. We have agreed in the merger agreement that:

   . We may, without the consent of the Board of Directors of U.S.
     Laboratories, (i) extend the offer, if at the scheduled expiration date of the offer any of the offer conditions, including the minimum condition, shall not have been satisfied or waived for one (1) or more periods (none of which shall exceed ten (10) business days), until such time as such conditions are satisfied or waived, (ii) extend the offer for one (1) or more periods, if required by any rule, regulation, interpretation or position of the Securities and Exchange Commission ("SEC") or the staff thereof applicable to the offer or (iii) extend the offer on one (1) occasion in accordance with Rule 14d-11 of the Exchange Act (a "subsequent offering period") for an aggregate period of not more than five (5) business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence if on such expiration date there shall not have been tendered that number of shares of U.S. Laboratories which would equal more than ninety percent (90%) of the issued and outstanding shares of U.S. Laboratories. During this subsequent offering period in clause (iii) stockholders may tender, but not withdraw, their shares and receive the offer price.

   . We may, but are not required to, from time to time extend the offer until the earlier of (x) such time as all such conditions are satisfied or waived or (y) October 8, 2002, if all of the offer conditions are not satisfied or waived on any expiration date of the offer.

   . However, we shall, upon the request of U.S. Laboratories, extend the expiration date for a period of ten (10) business days but in no event beyond October 8, 2002, if the offer is not consummated at the expiration date due to the failure to satisfy the requirements and rules under the HSR Act or any other applicable foreign antitrust statutes or regulations.

   See Section 1--"Terms of the Offer" of this Offer to Purchase for more details on our obligation and ability to extend the offer.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

   If we extend the offer, we will inform Alpine Fiduciary Services, Inc., the depositary for the offer, of that extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See
Section 1--"Terms of the Offer."

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

   . We are not obligated to purchase any shares that are validly tendered unless the number of shares validly tendered and not withdrawn before the expiration date of the offer, together with any other shares we and Bureau Veritas and our respective subsidiaries own, represents at least a majority of the then issued and outstanding shares on a fully diluted basis. We call this condition the "minimum condition." See Section 11--"The Transaction Documents."

   . We are not obligated to purchase any shares that are validly tendered if the board of directors of U.S. Laboratories withdraws or modifies its recommendation of the offer, the merger agreement or the merger.

   . Subject to our obligation to extend the offer described above, we are not obligated to purchase shares that are validly tendered if, among other things, the applicable waiting period under the HSR Act has not expired or been terminated.

   The offer is also subject to a number of other important conditions. We can waive some of these conditions without the consent of U.S. Laboratories. We cannot, however, waive the minimum condition without the consent of U.S. Laboratories. See Section 15--"Certain Conditions of the Offer."

WHAT WILL HAPPEN TO MY OPTIONS AND/OR WARRANTS IN THE OFFER?

   We are offering to purchase any shares that may be acquired pursuant to outstanding options of the Company in the offer. Any options outstanding and unexercised as of the consummation of the offer will be cancelled as of such date in exchange for a cash payment to you in an amount equal to the excess of the offer price over the exercise price of the option multiplied by the number of shares of common stock purchasable pursuant to the option (assuming such option had been fully vested and exercised as of the date of the consummation of the offer), less any amounts that are required to be deducted and withheld under the Internal Revenue Code of 1986, as amended, or any provision of the state or local tax law in connection with such payment.

   Any warrants outstanding immediately prior to the effective time of the merger or, if Bureau Veritas so agrees, at an earlier time, will be deemed to constitute a right to receive, on the same terms and conditions, a cash payment in an amount equal to the excess of the offer price over the exercise price of such warrant multiplied by the number of Shares purchasable pursuant to such warrant, less any amounts that are required to be deducted and withheld under the Internal Revenue Code of 1986, as amended, or any provision of the state or local tax law in connection with such payment.

HOW DO I TENDER MY SHARES?

   To tender your shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to the depositary for the offer, prior to the expiration of the tender offer. If your shares are held in street name (that is, through a broker, dealer or other nominee), they must be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may still participate in the offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq National Market trading days. For the tender to be valid, however, the depositary must receive the missing items within that three trading day period. See Section 3--"Procedures for Accepting the Offer and Tendering Shares."

UNTIL WHAT TIME MAY I WITHDRAW PREVIOUSLY TENDERED SHARES?

   You may withdraw your previously tendered shares at any time before the expiration of the offer. This right to withdraw will not apply to shares tendered in any subsequent offering period, if one is provided. See
Section 4--"Withdrawal Rights."

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

   To withdraw previously tendered shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw shares. If you tendered shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See Section 4--"Withdrawal Rights."

WHAT DOES THE U.S. LABORATORIES BOARD OF DIRECTORS THINK OF THE OFFER?

   The Board of Directors of U.S. Laboratories (1) unanimously determined that the merger agreement and transactions contemplated in the merger agreement, including the offer and the merger, are fair to, and in the best interests of, U.S. Laboratories and its stockholders, (2) duly authorized and approved the merger agreement and the merger and approved each of the transactions contemplated by the merger agreement, including the offer and the merger, and
(3) recommends that the stockholders of U.S. Laboratories accept the offer and tender their shares to us pursuant to the offer.

HAVE ANY STOCKHOLDERS PREVIOUSLY AGREED TO TENDER THEIR SHARES?

   Yes. Mr. Wright, the Chairman, Chief Executive Officer and President of U.S. Laboratories, has agreed to tender his shares representing approximately 33% of U.S. Laboratories' issued and outstanding shares pursuant to the offer on a fully diluted basis. See Section 11--"The Transaction Documents."

IF A MAJORITY OF THE SHARES ARE TENDERED AND ACCEPTED FOR PAYMENT, WILL U.S. LABORATORIES CONTINUE AS A PUBLIC COMPANY?

   No. Following the purchase of shares in the offer, we expect to consummate the merger. If the merger takes place, U.S. Laboratories will no longer be publicly owned. Even if for some reason the merger does not take place, if we purchase all of the tendered shares, there may be so few remaining stockholders and publicly held shares that U.S. Laboratories' common stock will no longer be eligible to be listed on the Nasdaq National Market or other securities exchanges. There may not be an active public trading market for U.S. Laboratories' common stock, and U.S. Laboratories may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13--"Certain Effects of the Offer."

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL OF THE U.S. LABORATORIES SHARES ARE NOT TENDERED IN THE OFFER?

   Yes. If we accept for payment and pay for at least a majority of the shares of common stock of U.S. Laboratories on a fully diluted basis, we will be merged with and into U.S. Laboratories. We have agreed to vote for or enter into a written consent with respect to all shares we acquire in the offer to cause the approval of the merger. If that merger takes place, Bureau Veritas will indirectly own all of the shares of U.S. Laboratories and all stockholders of U.S. Laboratories (other than us, Bureau Veritas and stockholders properly exercising dissenters' rights) will receive $14.50 per share in cash, without interest (or any higher price per share that is paid in the offer). See the "Introduction" to this Offer to Purchase.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

   If you decide not to tender your shares in the offer and the merger occurs, you will receive the same amount of cash per share that you would have received had you tendered your shares pursuant to the offer, without any interest being paid on such amount, subject to any dissenters' rights (that is, appraisal rights) properly exercised under Delaware law. Therefore, if the merger takes place and you do not exercise your right to dissent, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares in the offer. If you decide not to tender your shares in the offer and we purchase the tendered shares, but the merger does not occur, there may be so few remaining stockholders and publicly traded shares that U.S. Laboratories' common stock will no longer be eligible for listing on the Nasdaq National Market or other securities exchanges and there may not be an active public trading market for U.S. Laboratories' common stock. Also, as described above, U.S. Laboratories may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the "Introduction" to this Offer to Purchase and
Section 13--"Certain Effects of the Offer."

ARE APPRAISAL RIGHTS AVAILABLE IN EITHER THE OFFER OR THE MERGER?

   Appraisal rights are not available in the offer. If the merger is consummated, and you do not vote in favor of, or consent to, the merger, you will have the right to demand appraisal of your shares under Section 262 of the Delaware General Corporation Law. Under Section 262, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, and to receive payment of that fair value in cash. Any such judicial determination of the fair value of the shares of common stock of the U.S. Laboratories could be based upon factors other than, or in addition to, the price per share to be paid in the merger or the market value of the shares of U.S. Laboratories' common stock. The value so determined could be more or less than the price per share to be paid in the merger. Section 12--"Purpose of the Offer; Plans for the Company."

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

   On August 8, 2002, the last trading day before we announced the tender offer, the last sale price of U.S. Laboratories' common stock reported on the Nasdaq National Market was $9.80 per share. On August 21, 2002, the last trading day before we commenced the tender offer, the last sale price of U.S. Laboratories' common stock reported on the Nasdaq National Market was $14.42. We encourage you to obtain a recent quotation for shares of U.S. Laboratories' common stock in deciding whether to tender your shares. See Section 6--"Price Range of Shares; Dividends."

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF TENDERING SHARES IN THE OFFER OR IN THE MERGER?

   The sale or exchange of shares pursuant to the offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign tax purposes as well. In general, a stockholder who sells shares pursuant to the offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the shares sold or exchanged. See Section 5--"Material U.S. Federal Income Tax Consequences."

WHO SHOULD I CALL IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

   You may call Georgeson Shareholder Communications, Inc. collect at (212) 440-9800 or toll-free at (800) 840-6288 or Lazard collect at (212) 632-6717.
Georgeson Shareholder Communications, Inc. is acting as the information agent and Lazard is acting as the dealer manager for our tender offer. See the back cover of this Offer to Purchase.

To the Holders of Shares of
Common Stock of U.S. Laboratories Inc.:

                                 INTRODUCTION

   Voice Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Bureau Veritas, S.A., a societe anonyme organized under the laws of the French Republic ("Parent" or "Bureau Veritas"), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of U.S. Laboratories Inc., a Delaware corporation (the "Company" or "U.S. Laboratories"), at a price of $14.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

   We were formed by our direct parent, Bureau Veritas Holdings, Inc., a Delaware corporation ("BVHI"), for the purpose of making this Offer. Bureau Veritas, our ultimate parent, together with BVHI and its other direct and indirect subsidiaries, is a world leader in international conformity assessment, consulting, training and outsourcing for a broad range of industries, including marine equipment, construction, food and transportation. Bureau Veritas has expertise in major industrial sectors, including aeronautics and space, construction, consumer products, energy, food, international trade, manufacturing, marine, transportation and services.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 8, 2002 (the "Merger Agreement"), by and among Bureau Veritas, the Purchaser and the Company. The Merger Agreement provides, among other things, that, after the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation (the "Surviving Corporation"), indirectly wholly owned by Bureau Veritas. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock, or owned by Bureau Veritas, the Purchaser or any of Bureau Veritas' other wholly owned subsidiaries, all of which will be cancelled and retired and shall cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the Delaware General Corporation Law (the "DGCL")), will be converted into the right to receive $14.50 or any greater per Share price paid in the Offer in cash, without interest (the "Merger Consideration").

   Consummation of the Merger is subject to a number of conditions, including approval by U.S. Laboratories' stockholders and the purchase of shares pursuant to this Offer. If we acquire at least 90% of the outstanding Shares, we will be able to, and we intend to, effect the Merger pursuant to the "short-form" merger provisions of Section 253 of the DGCL, without prior notice to, or any action by, any other stockholder of U.S. Laboratories. If we acquire at least a majority of the outstanding Shares, we will have sufficient voting power to effect the Merger without the affirmative vote of any other stockholders of U.S. Laboratories.

   In connection with the execution of the Merger Agreement and as an inducement to enter into the Merger Agreement, Bureau Veritas and the Purchaser entered into a Tender and Support Agreement, dated as of August 8, 2002 (the "Tender Agreement"), with Mr. Wright, the Chairman, Chief Executive Officer and the President of the Company. Approximately 33% of the issued and outstanding Shares on a fully diluted basis are subject to the Tender Agreement. Pursuant to the Tender Agreement, Mr. Wright has agreed, among other things and upon the terms and conditions set forth therein: to validly tender his Shares to the Purchaser in the Offer, to vote such Shares in the manner specified in the Tender Agreement with respect to certain matters and to appoint Bureau Veritas as Mr. Wright's proxy to vote such Shares in certain circumstances. Mr. Wright has also entered into a Contingent Payment Agreement pursuant to which he has agreed to deposit in escrow, pursuant to an Escrow Agreement to be entered into upon consummation of the Offer, a total of $5 million or approximately 19.9% of his total consideration for his tendered Shares. The escrowed amount, or a portion thereof, may be released to him in accordance with certain conditions and terms set forth in the Contingent Payment Agreement.

   The Merger Agreement, the Tender Agreement, the Contingent Payment Agreement and the Escrow Agreement are more fully described in Section 11--"The Transaction Documents."

   A stockholder who is the record owner of his Shares and who tenders directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. Bureau Veritas or the Purchaser will pay all charges and expenses of Lazard Freres & Co. LLC as dealer manager ("Lazard" or the "Dealer Manager"), Alpine Fiduciary Services, Inc., as depositary (the "Depositary"), and Georgeson Shareholder Communications, Inc., as information agent (the "Information Agent"), incurred in connection with the Offer. See Section 17--"Fees and Expenses."

   THE BOARD OF DIRECTORS OF THE COMPANY (I) UNANIMOUSLY DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER AND THE OFFER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, (II) DULY AUTHORIZED AND APPROVED THE MERGER AGREEMENT AND THE MERGER AND APPROVED EACH OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER AND (III) RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO THE PURCHASER PURSUANT TO THE OFFER.

   Roth Capital Partners, LLC ("Roth"), the Company's financial advisor, delivered to the Board of Directors of the Company (the "Company Board") its written opinion, dated August 8, 2002, to the effect that, as of such date and based upon and subject to the matters stated in such opinion, the consideration to be received by holders of Shares pursuant to the Offer and the Merger was fair from a financial point of view to such stockholders. The full text of Roth's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as an annex to the Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which is being mailed to stockholders with this Offer to Purchase. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

   The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with any other Shares then owned by Bureau Veritas or the Purchaser or any of their subsidiaries, represents at least a majority of the then issued and outstanding shares on a fully diluted basis (the "Minimum Condition"), and (ii) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (the "HSR Act"), having expired or been terminated. The Offer is also subject to other conditions set forth in this Offer to Purchase.

   For purposes of the Offer, "on a fully diluted basis" means, as of any date, the number of Shares issued and outstanding, together with the Shares that may be issued by the Company pursuant to warrants, options, rights or obligations outstanding at that date, whether or not vested or then exercisable, including, the conversion of all convertible securities, if any. The Company has advised Bureau Veritas that, on August 8, 2002, 5,138,660 Shares were issued and outstanding and 453,800 Shares were subject to stock option grants and 88,585 Shares were subject to warrants. None of Bureau Veritas, the Purchaser or any person listed on Schedule I hereto beneficially owns any Shares. Mr. Wright, Chairman, Chief Executive Officer and President of the Company, has agreed in the Tender Agreement to tender his Shares to the Purchaser in the Offer. The Shares subject to the Tender Agreement represent approximately 33% of the issued and outstanding Shares on a fully diluted basis.

   The Merger Agreement provides that following the purchase of and payment for Shares representing at least a majority of the then issued and outstanding Shares on a fully diluted basis, and prior to the Effective Time, the Purchaser shall be entitled to designate a majority of the Company Board, and, upon the request of the Purchaser, the Company shall (i) either increase the number of members of the Company Board or use its best efforts to secure the resignation of all its incumbent directors, other than (x) three of the current directors who are not employees of the Company or stockholders, affiliates or employees of Bureau Veritas or the Purchaser (such directors, the "Independent Directors") and (y) any other director Bureau Veritas may designate, and (ii) cause the Purchaser's designees to be elected as directors of the Company in conformity with these priorities. Until the Effective Time, the Company shall cause its Board to have at least three Independent Directors.

   The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding Shares. If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company has agreed to obtain stockholder approval of the Merger Agreement and the Merger, if required, by written consent as promptly as practicable following the Purchaser's acceptance for payment of, and full payment for, the Shares tendered pursuant to the Offer and to promptly prepare and file with the SEC an information statement relating to the Merger and the Merger Agreement and cause the information statement to be mailed to its stockholders; provided that the Company may elect to obtain such stockholder approval by causing a meeting of the stockholders to be held. Bureau Veritas and the Purchaser have agreed to vote their Shares in favor of and consent to the approval of the Merger and adoption of the Merger Agreement. See Section 11--"The Transaction Documents."

   The information concerning U.S. Laboratories contained in this document has been provided by U.S. Laboratories or has been taken from publicly available documents and records on file with the SEC and other public sources. We do not assume any responsibility for the accuracy or completeness of the information concerning U.S. Laboratories contained in this document, or in any other document or record, or for any failure by U.S. Laboratories to disclose events which may have occurred or may affect the significance or accuracy of any of that information but which are unknown to us.

   THIS OFFER TO PURCHASE DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF STOCKHOLDERS OF U.S. LABORATORIES. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS PURSUANT TO THE REQUIREMENTS OF THE EXCHANGE ACT.

   This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer. This Offer to Purchase contains forward-looking statements that involve risks and uncertainties, including the risks associated with satisfying the various conditions to the Offer. Certain of these factors, as well as additional risks and uncertainties, are detailed in the Company's periodic filings with the SEC. See Section 8--"Certain Information Concerning the Company."

                               THE TENDER OFFER

1.  TERMS OF THE OFFER.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4-- "Withdrawal Rights." The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, September 19, 2002, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended (other than any extension with respect to the Subsequent Offering Period described below), expires.

   The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15--"Certain Conditions of the Offer." Subject to the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to its obligation to accept for payment and pay for Shares pursuant to the Offer (other than the Minimum Condition).

   The Purchaser has agreed that, without the prior written consent of the Company, it will not make any change to the Offer that: (i) amends or waives the Minimum Condition, (ii) decreases the Offer Price or changes the form of consideration payable in the Offer, (iii) decreases the number of Shares sought in the Offer, (iv) imposes additional conditions to the Offer, (v) changes any of the conditions to the Offer in any manner adverse to the holders of the Shares, or (vi) except as otherwise described above, extends the Offer if all of the Offer Conditions have been satisfied.

   On the date of this Offer to Purchase, we do not beneficially own any Shares, except that we may be deemed to beneficially own the Shares (representing approximately 33% of the Shares on a fully diluted basis) to be tendered by Mr. Wright pursuant to the Tender Agreement. See "The Transaction Documents--The Tender Agreement." The Company has advised us that 5,681,045 Shares were issued and outstanding on a fully diluted basis on August 8, 2002.

   The Purchaser may, without the consent of the Company, extend the Expiration Date of the Offer from time to time if, at the then current Expiration Date, all of the conditions to the Offer are not satisfied or waived, until the earlier of (x) such time as all of such conditions have been satisfied or waived, or (y) October 8, 2002, except that if the Offer is not consummated at the then current Expiration Date due to the failure to satisfy the condition to the Offer relating to the expiration of the waiting period under the HSR Act or any other applicable foreign antitrust statutes or regulations, the Purchaser shall, at the request of the Company, extend the Expiration Date for a period of ten business days, but in no event beyond October 8, 2002.

   The Purchaser also may extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer. However, the Expiration Date may not be extended in any event beyond October 8, 2002 (the "Outside Date").

   Rule 14d-11 provides that the Purchaser may include a Subsequent Offering Period so long as, among other things, (i) the initial offer period of at least twenty business days has expired, (ii) the Purchaser immediately accepts and promptly pays for all Shares tendered during the Offer prior to the Expiration Date, (iii) the Purchaser announces the results of the Offer, including the approximate number and percentage of Shares tendered and accepted in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, and (iv) the Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. Pursuant to Rule 14d-7 under the Exchange Act, no withdrawal rights apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment.

   The Merger Agreement provides that if all conditions to the Offer are satisfied or waived, and if the number of Shares that have been validly tendered and not withdrawn, together with the Shares beneficially owned by Bureau Veritas, the Purchaser and any of their subsidiaries, is less than 90% of the Shares then issued and outstanding on a fully diluted basis, the Purchaser may elect, without the consent of the Company, to provide such a Subsequent Offering Period on one occasion for an aggregate period of not more than five (5) business days beyond the latest Expiration Date. If the Purchaser elects to provide a Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date. We will pay the same consideration to stockholders tendering Shares in the Offer or in a Subsequent Offering Period, if we include one.

   Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, at any time before the Expiration Date, (i) to terminate the Offer or amend the Offer if any of the conditions set forth in Section 15-- "Certain Conditions of the Offer" have not been satisfied or (ii) to waive any condition to the Offer (other than the Minimum Condition), in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

   The rights reserved by the Purchaser by the preceding paragraph are in addition to the Purchaser's rights pursuant to Section 15-- "Certain Conditions of the Offer." Any extension, delay, termination, waiver or amendment will be followed promptly by a public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

   If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4--"Withdrawal Rights." However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer.

   If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer's soliciting fee, will depend upon the facts and circumstances, including the materiality, of the change. In the SEC's view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if a material change is made with respect to information that approaches the significance of price and the percentage of Shares sought, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, the Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth (10th) business day. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

   The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will also be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

   Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) we will accept for payment and pay for all Shares that are validly tendered on or prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as we are permitted to do so under applicable law, subject to the satisfaction or waiver of all the conditions to the Offer set forth in
Section 15--"Certain Conditions of the Offer." Subject to the terms of the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the

Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay acceptance for payment of Shares pending receipt of regulatory or governmental approvals and any applicable pre-merger notification laws or regulations of foreign jurisdictions, including, without limitation, the HSR Act. See Section 16--"Certain Legal Matters; Regulatory Approvals." If the Purchaser decides to include a Subsequent Offering Period, the Purchaser will accept for payment, and promptly pay for, all validly tendered Shares as they are received during such Subsequent Offering Period. See Section 1--"Terms of the Offer."

   In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3--"Procedures for Accepting the Offer and Tendering Shares," (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

   The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

   For purposes of the Offer (including during any Subsequent Offering Period), the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4--"Withdrawal Rights" and as otherwise required by Rule 14e-1(c) under the Exchange Act.

   If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3--"Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

   Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

3.  PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

   VALID TENDERS. In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (or, with respect to any Subsequent Offering Period, if one is provided, prior to the expiration thereof), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

   BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

   For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

   SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 of the Exchange Act (each an "Eligible Institution" and collectively "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

   GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

      (i) such tender is made by or through an Eligible Institution;

      (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

      (iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq National Market trading days after the date of execution of such Notice of Guaranteed Delivery. As used herein "trading days" means any day on which the Nasdaq National Market is open for business.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.

   Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

   THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, RECEIPT OF A BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

   The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

   DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of Bureau Veritas, the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

   APPOINTMENT/GRANT OF PROXY. By executing and delivering the Letter of Transmittal and tendering certificates or completing the procedure for book-entry transfer, as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney and proxies given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney and proxies or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

   BACKUP WITHHOLDING. Under the "backup withholding" provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments made pursuant to the Offer. To avoid backup withholding, unless an exemption applies, a stockholder who is a U.S. person (as defined for U.S. federal income tax purposes) must provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") and certify under penalties of perjury that such TIN is correct and that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and any payment made to the stockholder pursuant to the Offer may be subject to backup withholding. All stockholders surrendering Shares pursuant to the Offer who are U.S. persons should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) may not be subject to backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

   Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a stockholder may be refunded or credited against such stockholder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

4.  WITHDRAWAL RIGHTS.

   Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after October 21, 2002.

   For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to

Purchase. Any such notice of withdrawal must specify: the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3--"Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

   If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

   Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3--"Procedures for Accepting the Offer and Tendering Shares" at any time prior to the Expiration Date or during any Subsequent Offering Period, if any.

   No withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1--"Terms of the Offer." ALL QUESTIONS AS TO THE FORM AND VALIDITY (INCLUDING TIME OF RECEIPT) OF ANY NOTICE OF WITHDRAWAL WILL BE DETERMINED BY THE PURCHASER, IN ITS SOLE DISCRETION, WHOSE DETERMINATION WILL BE FINAL AND BINDING. NONE OF BUREAU VERITAS, THE PURCHASER, THE DEALER MANAGER, THE DEPOSITARY, THE INFORMATION AGENT OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

5.  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

   The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information purposes only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, judicial authorities, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to stockholders of the Company who hold their Shares as capital assets within the meaning of Section 1221 of the Code. The discussion does not address all of the tax consequences that may be relevant to stockholders of the Company who hold their Shares pursuant to the exercise of employee stock options or otherwise as compensation or to certain types of stockholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) that are subject to special treatment under federal income tax laws. In addition, this discussion does not discuss the U.S. federal income tax consequences to any stockholder of the Company that, for U.S. federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust, nor does it consider the effect of any state, local or foreign tax laws.

   BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH STOCKHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW AND THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND FOREIGN TAX LAWS AND OF CHANGES IN SUCH LAWS.

   The sale or exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and also may be a taxable transaction under applicable state, local and foreign income tax purposes as well. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold or exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a stockholder's holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of Shares that have been held for more than one year (long-term) generally will be eligible for reduced rates of taxation. In the case of Shares that have been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder's capital losses.

   A stockholder whose Shares are sold or exchanged pursuant to the Offer or the Merger may be subject to backup withholding unless certain information and certifications are provided to the Depositary or an exemption applies.

   If you tender Shares, you may be subject to 30% backup withholding unless you provide your taxpayer identification number, or TIN, and certify that the TIN is correct or properly certify that you are awaiting a TIN, or unless an exemption applies. Exemptions are available for stockholders that are corporations and for certain foreign individuals and entities. If you do not furnish a required TIN, you may be subject to a penalty imposed by the Internal Revenue Code. See Section 3--"Procedures for Accepting the Offer and Tendering Shares."

   If backup withholding applies to you, the Depositary is required to withhold 30% from amounts otherwise payable to you. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the Internal Revenue Service. If backup withholding results in an overpayment of tax, you can obtain a refund by filing a U.S. federal income tax return.

6.  PRICE RANGE OF SHARES; DIVIDENDS.

   The Shares trade in the Nasdaq National Market (the "NNM") under the symbol "USLB." The following table sets forth, for the periods indicated, the high and low sale prices per Share for the periods indicated. Share prices are as reported on the NNM based on published financial sources.

                                 COMMON STOCK

                        Calendar Year                   High     Low
                        -------------                  ------- -------
         2000:
         First Quarter................................ $ 4.375 $ 3.219
         Second Quarter...............................   4.250   3.375
         Third Quarter................................   4.750   3.500
         Fourth Quarter...............................   4.281   3.313

         2001:
         First Quarter................................ $ 9.313 $ 3.750
         Second Quarter...............................  15.000   8.250
         Third Quarter................................  13.480   7.750
         Fourth Quarter...............................   9.950   6.250

         2002:
         First Quarter................................ $14.450 $ 8.380
         Second Quarter...............................  17.120  11.850
         Third Quarter (through August 21)............  14.421   8.750

   On August 8, 2002, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the NNM was $9.80 per Share. On August 21, 2002, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the NNM was $14.42 per Share. The Company has not paid a dividend in cash on the Shares since inception and the setting aside for payment or paying any dividend on the Shares is prohibited by the Merger Agreement.

STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7.  CERTAIN INFORMATION CONCERNING THE COMPANY.

   GENERAL. The Company is a Delaware corporation with its principal offices located at 7895 Convoy Court, Suite 18, San Diego, California 92111. The telephone number for the Company is (858) 715-5800. According to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001, the Company is an engineering and consulting company which provides construction control services. The Company provides geotechnical, structural, and environmental engineering and design services, project management, construction quality control, building inspection, and material testing to construction companies and various government agencies.

   AVAILABLE INFORMATION. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC's Internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

   The information concerning the Company contained in this Offer to Purchase, including, without limitation, financial information and the recommendation of the Company Board, has been furnished by the Company or its representatives or taken from or based upon publicly available reports on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to such publicly available information (which may be obtained and inspected as described herein) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although we have no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, we take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

   SUMMARY FINANCIAL INFORMATION. Set forth below is certain summary financial information for the Company and its consolidated subsidiaries for the last two fiscal years excerpted from the Company's Annual Reports on Form 10-KSB for the periods ended December 31, 2000 and December 31, 2001 and the summary financial information for the Company and its consolidated subsidiaries for the six months ended June 30, 2002 excerpted from the Company's Quarterly Report on Form 10-Q. More comprehensive financial information is included in such reports and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

                                               Six Months
                                                 Ended          Fiscal Year Ended
                                               ----------       -----------------------
                                                June 30,         December 31,
                                                  2002           2001        2000
                                               ----------         -------     -------
                                               (in thousands, except per share amounts)
      REVENUE
      Total revenue...........................  $35,975         $52,076     $35,188
      OPERATING DATA
      Income from operations..................    3,365           4,897       2,906
      Net income..............................    1,821           2,734       1,705
      Earnings per share:
      Basic...................................     0.37            0.66        0.53
      Diluted.................................     0.36            0.61        0.53
      BALANCE SHEET DATA
      Total assets............................   49,842          36,943      16,010
      Total current liabilities...............   11,695          11,398       6,626
      Total stockholder's equity..............   28,276          21,994       8,630

   CERTAIN PROJECTIONS PROVIDED BY THE COMPANY. The Company does not, as a matter of course, make public any forecasts as to its future financial performance. However, in connection with Bureau Veritas' review of the transactions, the Company provided Bureau Veritas with certain projected financial information concerning the Company. The Company has advised Bureau Veritas and the Purchaser that its internal financial forecasts (upon which the projections provided to Bureau Veritas and the Purchaser were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Bureau Veritas and the Purchaser), all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters. Such assumptions regarding future events are difficult to predict, and many are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made by the Company in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Bureau Veritas, the Purchaser, the Company or their respective affiliates or representatives consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. These projections are being provided only because the Company made them available to Bureau Veritas and the Purchaser in connection with their discussions regarding the Offer and the Merger. None of Bureau Veritas, the Purchaser, the Company or any of their respective affiliates or representatives makes any representation to any person regarding the projections, and none of them has or intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

   The projections provided to Bureau Veritas by the Company included, among other things, the following forecasts and targets for the fiscal years indicated of the Company's total gross revenues, profit before taxes, and earnings before interest and income taxes on a pro forma consolidated basis, but do not take into account any future acquisitions:

                                                     Forecast Target
                                                 ------------------------
                                                 FY 2002 FY 2003 FY 2004
                                                 ------- ------- --------
                                                      (in thousands)
       Gross Revenues........................... $83,500 $92,600 $102,700
       Profit before Taxes......................   9,800  10,800   12,000
       Earnings before Interest and Income Taxes  10,400  11,400   12,600

   These projections should be read together with the financial statements of the Company that can be obtained from the SEC as described above.

   It is the understanding of Bureau Veritas and the Purchaser that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with generally accepted accounting principles, and the Company's independent auditors have not examined, compiled or performed any procedures with respect to the projections presented herein, nor have they expressed any opinion or any other form of assurance of such information or its achievability, and accordingly assume no responsibility for them.

   Except for these projections and as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Neither Bureau Veritas nor the Purchaser (i) has any knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue or (ii) takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

8.  CERTAIN INFORMATION CONCERNING BUREAU VERITAS AND THE PURCHASER.

   GENERAL. Bureau Veritas is a societe anonyme organized under the laws of the French Republic with its principal offices located at 17 bis, Place des Reflets, La Defense 2, 92400 Courbevoie, France. The telephone number of Bureau Veritas is 011-331 4291 5291. Bureau Veritas is a world leader in international conformity assessment, consulting, training and outsourcing for a broad range of industries, including marine equipment, construction, food and transportation. Bureau Veritas has expertise in major industrial sectors, including aeronautics and space, construction, consumer products, energy, food, international trade, manufacturing, marine, transportation and services.

   The Purchaser is a Delaware corporation with its principal offices located at c/o Bureau Veritas, 17 bis, Place des Reflets, La Defense 2, 92400 Courbevoie, France. The telephone number of the Purchaser is 011-331 4291 5291. The Purchaser is an indirect wholly owned subsidiary of Bureau Veritas. The Purchaser was formed for the purpose of making a tender offer for all of the common stock of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

   The name, citizenship, business address, present principal occupation or employment and past material occupation, positions, offices or employment for each director and executive officer of Bureau Veritas and the Purchaser for at least the last five (5) years and certain other information are set forth in
Schedule I hereto.

   Except as described in this Offer to Purchase, the Tender Agreement and in
Schedule I hereto, (i) none of Bureau Veritas, the Purchaser or, to the best knowledge of Bureau Veritas and the Purchaser, any of the persons listed in
Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Bureau Veritas or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Bureau Veritas, the Purchaser or, to the best knowledge of Bureau Veritas and the Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days. As of the date of this Offer to Purchase under the terms of the Tender Agreement, Bureau Veritas may be deemed to beneficially own 1,809,852 Shares (representing approximately 34.7% of the Shares on a fully diluted basis giving effect to such beneficial ownership) which are beneficially owned by Mr. Wright and subject to tender to the Purchaser under the terms of the Tender Agreement. For discussion, see Section 11--"The Transaction Documents--The Tender Agreement."

   Except as provided in the Merger Agreement, the Tender Agreement or as otherwise described in this Offer to Purchase, none of Bureau Veritas, the Purchaser or, to the best knowledge of Bureau Veritas and the

Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

   Except as set forth in this Offer to Purchase, none of Bureau Veritas, the Purchaser or, to the best knowledge of Bureau Veritas and the Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Bureau Veritas or any of its subsidiaries or, to the best knowledge of Bureau Veritas, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   AVAILABLE INFORMATION. Pursuant to Rule 14d-3 under the Exchange Act, Bureau Veritas and the Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Bureau Veritas is otherwise not subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is not required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and proxy statements and other information relating to this Offer, can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's regional offices located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 under the filings of U.S. Laboratories. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Bureau Veritas filings relating solely to this Offer are available to the public on the SEC's Internet site (http://www.sec.gov) under the filings of U.S. Laboratories. Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

9.  SOURCE AND AMOUNT OF FUNDS.

   The Offer is not conditioned upon Bureau Veritas' or the Purchaser's ability to finance the purchase of Shares pursuant to the Offer.

   Bureau Veritas and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $83 million, including related fees and expenses. Bureau Veritas has available to it sufficient funds to close the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to close the Offer and the Merger. As of August 8, 2002, Bureau Veritas had available approximately 94 million Euros (US$94 million) in cash and approximately 151 million Euros (US$151 million) available for borrowing under its general working capital lines of credit of up to 151 million Euros (US$151 million) which may be utilized, if necessary, for the purchase of all the outstanding shares of U.S. Laboratories and payment of the related fees and expenses. The Offer is not subject to any financing condition.

10.  BACKGROUND OF THE OFFER; PAST CONTACTS OR NEGOTIATIONS WITH THE COMPANY.

   The execution and delivery of the Merger Agreement and the making of the Offer were the result of extensive negotiations between senior executive officers of Bureau Veritas and Mr. Wright and the Company Board. The information set forth below regarding the meetings of the Company Board was supplied by the Company.

   In January 2002, an intermediary contacted Mr. Wright, Chairman of the Board, President and Chief Executive Officer of the Company, and indicated that Bureau Veritas was interested in exploring a possible business alliance with the Company. The intermediary arranged a conference call on January 15, 2002 to introduce Mr. Wright to several senior executives of Bureau Veritas. On January 23, 2002, Mr. Frank Piedelievre, Chief Executive Officer of Bureau Veritas, and Mr. Philippe Pappas, Vice-President Industry & Facilities Southern Europe of Bureau Veritas, met Mr. Wright in San Francisco to make presentations regarding their respective companies. The discussions were general at this meeting and no specific discussions of a business combination occurred. After that meeting, there were informal communications between Mr. Wright and Mr. Piedelievre, and in the course of these discussions, Mr. Piedelievre suggested that the Company might provide an excellent platform from which Bureau Veritas could continue to build its business and operations in the United States. With that objective in mind, Mr. Piedelievre expressed general interest on the part of Bureau Veritas in exploring the possible acquisition of the Company.

   On March 13, 2002, Mr. Wright, who was in Florida, and Mr. Piedelievre, Mr. Francois Tardan, Vice-President Finance, Legal & Information Systems of Bureau Veritas and Mr. Pappas, who were in Paris, participated in a videoconference call. Mr. Wright reviewed for Messrs. Piedelievre, Tardan and Pappas the publicly available information about the Company and made a slide presentation on the Company's business and operations.

   On March 17, 2002, the Company and Bureau Veritas executed a confidentiality agreement containing customary terms and conditions.

   Between April 3, 2002 and April 5, 2002, Mr. Pappas and Mr. John Wainman, Vice-President Building & Facilities of Bureau Veritas, met with Mr. Wright, Mr. Joseph M. Wasilewski, Chief Financial Officer of the Company, and Mr. Donald C. Alford, Executive Vice President and Secretary of the Company, in San Diego, California, to review information about the Company's operations and current operating budgets, and its potential for future growth, if an acquisition were consummated.

   On April 16, 2002, Mr. Piedelievre advised Mr. Wright that, based upon Bureau Veritas' review of publicly available information and other information that the Company had supplied to Bureau Veritas at the meetings in San Diego in April 2002, Bureau Veritas would be interested in acquiring the Company at a price in the range of $16.00 to $17.00 per Share in cash, subject to satisfactory completion of due diligence, on-site visits and meetings with senior managers of the Company.

   On April 17, 2002, at a meeting of the Conseil de Surveillance ("Supervisory Board") of Bureau Veritas, which exercises powers in the management and affairs of Bureau Veritas analogous to the powers exercised by the Board of Directors of an American corporation, the senior management of Bureau Veritas, including Mr. Piedelievre and Mr. Tardan, made a presentation to the Supervisory Board concerning the Company, the services that it provides to its clients, the geographic scope of its operations, its financial results and the general contours of a possible acquisition of the Company by Bureau Veritas. After considering management's presentation, the Supervisory Board authorized management to pursue discussions with the Company regarding the potential acquisition of the Company as described at the meeting.

   On April 18, 2002, Bureau Veritas executed an agreement engaging Lazard Freres & Co. LLC ("Lazard") to act as its exclusive financial advisor in connection with the potential acquisition of the Company.

   On April 25, 2002, the Company Board held a special meeting at which the contacts with Bureau Veritas were discussed. The Company's legal counsel reviewed for the Company Board the standard of care applicable when the Company Board is considering a possible sale of the Company and described for the Company Board the possible role of a financial advisor in assisting the Company Board in such process. Mr. Wright summarized for the Company Board the nature of the discussions to date and the status of the due diligence investigation by Bureau Veritas. At the meeting, the Company Board authorized management of the Company to continue discussions with Bureau Veritas and appointed a special committee of the Company Board, comprised of Mr. Wright and two of the Company's independent directors, Messrs. McCumber and Peterson (the "Company Committee"). The Company Committee was authorized to pursue discussions with Bureau Veritas, engage an investment banker and make recommendations to the full Company Board concerning the discussions with Bureau Veritas.

   Beginning in late April 2002, Bureau Veritas management, assisted by its legal counsel, its accounting firm, and its financial advisor, Lazard, in anticipation of conducting a due diligence investigation of the Company and its operations, delivered to the Company's legal counsel a legal and accounting information request list.

   In late April 2002, the Company engaged Roth Capital Partners, LLC ("Roth Capital") to act as its exclusive financial advisor in connection with the potential acquisition of the Company.

   On May 3, 2002, a meeting of the Company Committee was held at which legal counsel reviewed the legal duties of the members of the Company Committee and reviewed in general terms an outline of a proposed transaction in which Bureau Veritas would acquire the Company in an all cash tender offer at a price in the range of $15.00 to $17.00 per Share based on certain assumptions regarding debt levels and the Company's earnings before interest and taxes ("EBIT") for calendar 2002. The expanded price range of $15.00 to $17.00 per Share was based on the limited due diligence performed by Bureau Veritas up to that time. The Company Committee was informed that as part of the transaction, in order to assure that the Company would achieve specified levels of EBIT for the year ending December 31, 2002, Bureau Veritas would require that Mr. Wright place into an escrow account $5 million of the cash sale proceeds that otherwise would be payable to Mr. Wright pursuant to the sale of his Shares in the transaction. The proposal was for Mr. Wright to receive all of the escrowed amount if the Company's 2002 EBIT was greater than $9.0 million, and a portion of the escrowed amount if 2002 EBIT was greater than $8.0 million and less than $9.0 million, and that he would forfeit the $5 million held in escrow if the Company's EBIT for the year ending December 31, 2002 was less than $8.0 million. Under the Bureau Veritas proposal, all stockholders (other than Mr. Wright) would receive the entire offer price if a transaction were completed. The Company Committee discussed whether it was fair for Mr. Wright to be at risk with respect to the escrowed amount. The Company's legal counsel advised the Company Committee that Mr. Wright was under no obligation to take less than any other stockholder in the transaction and that such arrangements were not common in transactions involving public companies. Mr. Wright advised the Company Committee that he was willing to consider the Bureau Veritas holdback proposal in order to obtain the best price for the Company's outstanding Shares. The Company's legal counsel then reviewed for the Company Committee the tender offer process and indicated that Bureau Veritas' counsel would need to consult with the SEC regarding the proposed escrow arrangement. The Company Committee then discussed why it would be beneficial to pursue an acquisition transaction at this time, including consideration of the risks associated with pursuing the Company's business strategy as a stand-alone entity.

   Messrs. Piedelievre and Tardan together with Bureau Veritas' accounting, financial and legal advisors, met in New York on May 6 and 7, 2002 with Messrs. Wright and Wasilewski. In those meetings, Messrs. Wright and Wasilewski briefed Messrs. Piedelievre and Tardan concerning projected financial results for 2002 and 2003 in the context of actual results to date, reviewed the Company's prospects for 2002, discussed pending acquisitions and possible future acquisitions by the Company, and discussed significant new customer contracts. The parties also reviewed the roles and responsibilities of the Company's key managers. The participants in the meetings also generally discussed Bureau Veritas' strategy and business goals in North America and the role that the Company might play in assisting Bureau Veritas in achieving those goals. In these meetings, the participants discussed the structure of a possible acquisition transaction, in particular, Bureau Veritas' requirement that Mr. Wright agree to be at risk for a portion of the purchase price that otherwise would be payable for his Shares, and Mr. Wright's role in the Company following consummation of the acquisition. Bureau Veritas indicated to Mr. Wright that his agreement to continue with the Company after any transaction was a condition to any transaction that Bureau Veritas elected to pursue. The parties also agreed to a tentative schedule for Bureau Veritas' due diligence investigation.

   On May 9, 2002, the Company Committee held a meeting at which Mr. Wright updated the Company Committee regarding the results of the meetings in New York. Mr. Wright advised the Company Committee that Bureau Veritas had indicated to him that Bureau Veritas, subject to further diligence and review of the Company's financial forecasts, was considering an offer price of $16.00 per Share, which had been calculated based on a multiple of the Company's forecast EBIT for 2002 based on certain assumptions regarding debt and capitalization. The Company Committee then discussed whether it would be prudent to solicit other possible buyers for the Company and the risks inherent in that process, including the risk that Bureau Veritas would discontinue discussions. Representatives of Roth Capital also presented information to the Company Committee regarding comparable transactions and indicated that the EBIT multiple being proposed was attractive in relation to multiples in other comparable transactions.

   Over the course of the month of May 2002, Messrs. Piedelievre and Tardan discussed with Mr. Wright the terms of a potential employment agreement for him, as well as the terms on which Mr. Wright would agree to place in escrow $5 million of the consideration that otherwise would be payable to him for his Shares. In particular, Bureau Veritas stated that it ascribed significant weight to the achievement by the Company of EBIT of not less than $8.0 million for calendar year 2002, and proposed that the specific portion of the escrowed amount that would be payable to Mr. Wright would be determined based upon the achievement by the Company of EBIT ranging between $8.0 million and $9.0 million, with Mr. Wright forfeiting the entire $5 million if the Company's EBIT for 2002 was less than $8.0 million. On May 20, 2002, the Company's legal counsel delivered to Bureau Veritas' legal counsel term sheets purporting to summarize the parties' discussions regarding these issues up to that time.

   On May 22, 2002, Bureau Veritas' legal counsel delivered an initial draft of the Merger Agreement to the Company' s legal counsel, and subsequently delivered initial drafts of the other transaction documents, including the Tender Agreement, Employment Agreement, Contingent Payment Agreement and Escrow Agreement with Mr. Wright. No price per Share was included in the documents. The Company's legal counsel provided initial comments on the Merger Agreement on June 5, 2002, and provided comments on the other transaction documents. The parties then engaged in negotiation of the specific terms of the transaction documents, including, without limitation, the conditions to the Offer, the circumstances under which the parties could terminate the Merger Agreement, the amount of the termination fee that would be payable to Bureau Veritas if the Merger Agreement were terminated under certain circumstances, the specific terms of the Contingent Payment Agreement (including the specific financial goals to be achieved and the range of financial results that would determine whether Mr. Wright would forfeit a portion of his sale proceeds), and the specific terms and conditions of the Employment Agreement. These negotiations continued until the documents were executed and delivered on August 8, 2002.

   On May 29, 2002, Bureau Veritas' independent accountants and legal counsel met with Mr. Wasilewski at the Company's office in Lincroft, New Jersey to commence Bureau Veritas' due diligence investigation of the Company. Over the course of that investigation, which continued until the execution and delivery of the Merger Agreement, senior executives of Bureau Veritas, Bureau Veritas' legal counsel and independent accountants participated in meetings and conference calls with the Company's management, independent accountants and legal counsel to ask questions regarding the Company's business and prospects and various financial and legal matters, as well as the Company's plans for future growth, and discussed the possible impact that the acquisition of the Company by Bureau Veritas might have on both the Company and Bureau Veritas and also examined documents made available by the Company.

   On June 3, 2002, the Company Committee held a meeting at which Mr. Wasilewski updated the Company Committee on the due diligence process and the open items that were still under review. Legal counsel to the Company updated the Company Committee on the status of discussions with the SEC concerning the proposed escrow arrangement with Mr. Wright and on the status of discussions regarding the transaction documents. There was a discussion of the break-up fee proposed by Bureau Veritas and what the Company's response should be. Mr. Wright then described for the Company Committee his discussions with the Company's financial advisor.

   On June 17 and 18, 2002, Mr. Wright met with senior executives of Bureau Veritas in Paris during which meeting Mr. Wright was presented with information about Bureau Veritas. Mr. Wright reviewed with senior executives of Bureau Veritas the Company's recent financial performance and discussed future prospects.

   On June 19, 2002, the Supervisory Board of Bureau Veritas, by the unanimous vote of all members present, adopted a resolution granting the Directorate (senior management executive committee) of Bureau Veritas full power and authority to complete the negotiation of the Merger Agreement and the other transaction documents, and generally to take all actions deemed necessary to complete the transaction. Mr. Piedelievre advised Mr. Wright that Bureau Veritas was willing to explore the possible acquisition of the Company at a price of $16.00 per Share in cash, if Mr. Wright agreed to put at risk $5 million of the consideration that otherwise would be payable for his Shares, with the actual amount payable to him to be based upon the achievement by the Company of specified financial results to be agreed upon. Mr. Piedelievre also indicated that Bureau Veritas would require Mr. Wright to enter into a three-year employment agreement with the Company as a condition to proceeding with the acquisition.

   On June 22, 2002, the Board of Directors of the Company met in San Diego, California. Mr. Wright updated the Board on the status of discussions since the last Board meeting. The Company's legal counsel then explained to the Board their legal duties in considering a possible sale of the Company and reviewed the status of negotiations. Roth Capital then described for the Board the analyses that it would perform in determining whether a proposed transaction was fair from a financial point of view to the Company's stockholders and presented certain preliminary information to the Board regarding comparable transactions.

   On June 24, 2002, Bureau Veritas' legal counsel and independent accountants presented reports to Mr. Tardan regarding the results of the ongoing due diligence investigation. On June 25, 2002, Mr. Tardan, together with Lazard and Bureau Veritas' independent accountants and legal advisors, met with Mr. Wright and the Company's chief financial officer to discuss the results of Bureau Veritas' due diligence investigation. At that time, Mr. Tardan confirmed Bureau Veritas' interest in pursuing the acquisition of the Company.

   On July 3, 2002, Mr. Piedelievre advised Mr. Wright that, although Bureau Veritas continued to be interested in acquiring the Company, Bureau Veritas had continued to analyze and review the Company's projections for 2002 and its actual financial performance to date and based on those factors, Bureau Veritas was unwilling to consider acquiring the Company at a price in excess of $15.00 per Share.

   At a meeting of the Company Committee on July 10, 2002, Mr. Wright updated the Company Committee on the results of the previous meetings with executives of Bureau Veritas. Mr. Wright reported that the financial advisors to Bureau Veritas had developed lower projected EBIT results for 2002 than those prepared by the Company, and as a result, Bureau Veritas' proposed offering price had been reduced to not more than $15.00 per Share. Mr. Wright advised the Company Committee that he had objected to the $15.00 per Share offer price and had provided additional information to Bureau Veritas. Mr. Wright also told the Company Committee that he had spoken with Mr. Piedelievre on July 5, 2002 and that Mr. Piedelievre had indicated that Bureau Veritas would consider moving forward at a $16.00 per Share price subject to additional due diligence regarding the Company's projections and the results of the site visits.

   The Company Committee held a meeting on July 15, 2002, at which the Company's legal counsel provided an update on the status of negotiations. Mr. Wright then updated the Company Committee on concerns that had been raised by Bureau Veritas in their last meeting. Those concerns included the slowdown of the United States economy and general decline in United States equity markets, including serious concerns that the slowdown in the United States economy could adversely affect the Company's business prospects, consequently, the price that Bureau Veritas would be willing to pay to acquire the Company.

   During the week of July 22, 2002, Messrs. Piedelievre and Tardan, accompanied by Mr. Wright, toured the Company's facilities and offices in Los Angeles, California, Dallas, Texas, Chicago, Illinois and Centreville, Virginia and, following those meetings, they met with certain members of the Company Board at Dulles Airport in Virginia. On the morning of July 26, 2002, Messrs. Wright and Piedelievre met at the Hyatt Dulles Hotel. At that meeting, Mr. Piedelievre informed Mr. Wright that Bureau Veritas was not prepared to pay more than $14.00 per Share based on its belief that the Company's projected EBIT for 2002 would be below the amount that had been presented originally, and because the number of Shares outstanding on a fully diluted basis and the amount of the Company's debt were both greater than previously estimated.

   On July 29, 2002, Mr. Piedelievre telephoned Mr. Wright and confirmed that Bureau Veritas retained a strong interest in acquiring the Company, but that, based upon the results of Bureau Veritas' due diligence investigation, on-site visits, meetings with members of senior management, its views about the Company's expected financial performance and the uncertain economic outlook, Bureau Veritas was only willing to acquire the Company at an offer price of $14.00 per Share in cash. Mr. Piedelievre said the proposal was subject to, among other things, Mr. Wright entering into a three-year employment agreement with the Company and Mr. Wright entering into a Contingent Payment Agreement under which he would place into escrow $5 million of the consideration that otherwise would be payable to him for his Shares. Under the terms of the Contingent Payment Agreement, the portion of the consideration that Mr. Wright would receive would depend upon the achievement by the Company of specified levels of EBIT for calendar year 2002, with Mr. Wright being entitled to receive none of the $5 million if the Company's 2002 EBIT was $8.0 million or less and with Mr. Wright entitled to receive the entire $5 million if the Company's 2002 EBIT was more than $8.5 million. For EBIT between $8.0 million and $8.5 million, Mr. Wright would be entitled to receive a portion of the $5 million based on a sliding scale.

   On July 29, 2002, pursuant to the authority granted to it by the Supervisory Board, the Directorate of Bureau Veritas adopted resolutions authorizing management to complete the negotiation of the acquisition and to execute and deliver the Merger Agreement, the Contingent Payment Agreement, the Tender Agreement, the Unfair Competition Agreement, the Employment Agreement, the Escrow Agreement, and all related transaction documents and approved the making of the Offer, the Merger and the consummation of the transactions contemplated by the various transaction documents. Pursuant to these resolutions, the management of Bureau Veritas completed the negotiation of the terms of the proposed acquisition, and the terms of the transaction documents.

   Mr. Wright updated the Company Committee regarding the most recent discussions with Bureau Veritas, including the most recent discussions concerning the offer price at a meeting on July 29, 2002. The Company Committee was informed that Bureau Veritas had advised Mr. Wright that it was still valuing the Company at the same multiple of pro forma 2002 EBIT as originally proposed, however, Bureau Veritas' estimates of the Company's 2002 EBIT were less than originally contemplated. The Company Committee discussed the Company's earnings for the three months and six months ended June 30, 2002, and the fact that the earnings were lower than budgeted and below analysts' expectations.

   Later on July 29, 2002, the Company Board met and the Company Committee discussed with the Company Board its recommendation that the acquisition of the Company by Bureau Veritas remained attractive, despite now being at a lower offer price per Share. The Company Board discussed the Company's shortfall in performance through the first six months of 2002, uncertainty about the ability of the Company to continue to execute its acquisition strategy, the need to raise additional equity financing in a difficult market and other risks of continuing as a stand-alone entity. The Company Committee recommended to the Company Board that the

Company continue discussions with Bureau Veritas but requested Mr. Wright to request that Bureau Veritas pay $14.50 per Share, and the Company Board endorsed this recommendation.

   On July 30, 2002, Mr. Wright had additional discussions with Mr. Piedelievre. At the conclusion of those discussions, Messrs. Piedelievre and Wright discussed a tentative acquisition price of $14.50 per Share, subject to the approval of the transaction by the Company Board, and reached agreement on various terms of the transaction documents. Bureau Veritas continued to insist that Mr. Wright put at risk $5 million of the proceeds he would receive in the transaction on the terms of the Contingent Payment Agreement.

   On July 31, 2002, the Company Board held a meeting at which Mr. Wright updated the Company Board on the developments since the last meeting. Roth Capital presented updated information to the Company Board to reflect its analysis of the current proposal by Bureau Veritas. There was an extensive discussion of comparable transactions and how the proposed transaction would be analyzed from a fairness perspective. The Company Board also considered whether entering into a transaction with Bureau Veritas would preclude another person from making a higher bid for the Company. The Company's legal counsel then reviewed the termination provisions of the agreement and the "break-up" fee that Bureau Veritas had proposed. The Company Board also considered whether the Company could obtain a higher price if it solicited proposals from other parties. Roth Capital reviewed EBIT multiples paid in comparable transactions and concluded that, after reviewing other companies that might have the interest and financial means to acquire the Company, in the current market the Company was unlikely to receive a better offer if the Company Board were to solicit offers from other parties.

   At a meeting of the Company Board on August 8, 2002, Mr. Wright updated the Company Board on developments that had occurred since the previous meeting. The Company's legal counsel then reviewed for the Company Board the changes to the transaction documents that had previously been distributed to each director. There was a general discussion of the resolution of the issues that had not been resolved at the time of the meeting of the Company Board on July 31, 2002. Roth Capital then reviewed its fairness analysis that had been covered in detail at the prior meeting of the Company Board and indicated that it was prepared to deliver a fairness opinion to the Company Board. The Company Board then (i) unanimously determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of the Company, (ii) approved the Merger Agreement and the other transaction documents contemplated thereby, the Contingent Payment Agreement, the Escrow Agreement, the Tender Agreement, the Unfair Competition Agreement, and the Employment Agreement, and approved each of the transactions contemplated by such agreements, including the Offer and the Merger, and (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer. Roth also delivered its opinion to the Company Board that the terms of the Merger Agreement and the Offer were fair to the holders of Shares from a financial point of view. After the meeting of the Company Board, the parties to the respective transaction documents executed the Merger Agreement, the Tender Agreement, the Contingent Payment Agreement, the Employment Agreement and the Unfair Competition Agreement.

   On August 9, 2002, Bureau Veritas and the Company issued a joint press release announcing their execution of the Merger Agreement.

   The foregoing summary is qualified in its entirety by reference to the Merger Agreement, Tender Agreement, Employment Agreement, Unfair Competition Agreement, Contingent Payment Agreement and Escrow Agreement, which are incorporated herein by reference.

   On August 22, 2002, the Purchaser commenced the Offer.

   Pending the consummation of the Offer, Bureau Veritas and the Purchaser intend to have ongoing contacts with the Company and its directors, officers, stockholders and representatives.

11.  THE TRANSACTION DOCUMENTS.

  THE MERGER AGREEMENT

   The following is a summary of the material provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Merger Agreement.

   THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as practicable and in any event within ten (10) business days of the date of the Merger Agreement. The obligation of the Purchaser to accept for payment, and pay for, Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15--"Certain Conditions of the Offer."

   We may, without the consent of the Company Board, extend the Expiration Date of the Offer for one or more periods (none of which shall exceed 10 business days) if, at the then current Expiration Date: (1) any suit, action, litigation or proceeding is pending by any Governmental Entity that (A) challenges the acquisition by Bureau Veritas or us of the shares of U.S. Laboratories, (B) seeks to make illegal, materially delay, make materially more costly or otherwise restrain or prohibit the Offer or the Merger or seeks to obtain material damages from U.S. Laboratories, Bureau Veritas or us, (C) seeks to prohibit or materially limit the ownership, operation or effective control of all or any material portion of the business or assets of U.S. Laboratories, (D) seeks to prohibit or impose material limitations on the ability of Bureau Veritas or us to acquire, hold or own the shares of U.S. Laboratories, or (E) requires us or any of our affiliates to divest shares of U.S. Laboratories or any of our material businesses or assets; (2) (A) there is any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or in the Nasdaq National Market, (B) there is any declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the French Republic by any Governmental Entity or
(C) there is any material limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other lending; (3) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (the "HSR Act"), shall not have expired or been terminated; (4) there is any statute, rule, regulation, decree, judgment, ruling, order or injunction enacted, entered, enforced or applicable to the Offer or the Merger or any other action taken by any Governmental Entity reasonably likely to (A) challenge the acquisition by Bureau Veritas or us of the shares of U.S. Laboratories, (B) which seeks to make illegal, materially delay, make materially more costly or otherwise restrain or prohibit the Offer or the Merger or seeks to obtain material damages from U.S. Laboratories, Bureau Veritas, (C) prohibit or materially limit the ownership, operation or effective control of all or any material portion of the business or assets of U.S. Laboratories, (D) seeks to prohibit or impose material limitations on the ability of Bureau Veritas or us to acquire, hold or own the shares of U.S. Laboratories, or (E) require us or any of our affiliates to divest shares of U.S. Laboratories or any of our material business or assets, or (5) the Board of Directors of U.S. Laboratories modifies, withdraws or changes in a manner adverse to Bureau Veritas and us its recommendation of the Offer, the Merger Agreement or the Merger or fails to reconfirm its recommendation that you accept the Offer and tender your shares within five business days after Bureau Veritas or we request such confirmation. The Purchaser also may generally extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer. However, the Expiration Date may not be extended in any event beyond October 8, 2002.

   The Purchaser may not, without the Company's prior written consent, make any modifications in the terms and conditions of the Offer which: (i) amends or waives the Minimum Condition, (ii) decreases the Offer Price, or changes the form of consideration payable in the Offer, (iii) decreases the number of Shares sought in the Offer, (iv) imposes additional conditions, (v) modifies any of the conditions to the Offer in any manner adverse to the holders of the Shares, or (vi) except as described above, extends the Offer if all of the conditions to the Offer have been satisfied. In addition, if all of the conditions to the Offer are satisfied or waived but the number of the Shares validly tendered and not withdrawn, together with any Shares beneficially owned by Bureau

Veritas, the Purchaser and their subsidiaries, is less than 90% of the Fully Diluted Shares, then upon the applicable Expiration Date of the Offer, the Purchaser may accept and pay for all Shares validly tendered and not withdrawn prior to such date and elect to provide a "Subsequent Offering Period" of not more than five (5) business days beyond any Expiration Date or extension thereof.

   The Merger Agreement provides that following the purchase of and payment for Shares pursuant to the Offer representing at least a majority of the issued and outstanding Shares on a Fully Diluted Basis, and prior to the Effective Time the Purchaser shall be entitled to designate a majority of the Company Board, and, upon the request of Purchaser, the Company shall (i) either increase the size of the Company Board or use its best efforts to secure the resignations of all of its incumbent directors other than (x) three (3) of the current directors who are not employees of the Company or stockholders, affiliates, or employees of Bureau Veritas or Purchaser and (y) any other director Bureau Veritas may designate, and (ii) cause the Purchaser's designees (equal to the aggregate number of vacancies so created) to be elected to the Company Board in conformity with these priorities. The Company has agreed to use its reasonable best efforts to promptly take all actions necessary to enable Purchaser's designees to be elected as directors of the Company, including securing resignations of such number of its incumbent directors as is necessary (and to the extent the Company is not successful in securing such resignations, increasing the size of the Company Board to enable Purchaser to designate at least a majority of the total number of directors of the Company).

   After the time that Purchaser's designees constitute at least a majority of the Company Board until the Effective Time, the Company Board must have at least three Independent Directors; and if the number of Independent Directors is reduced below three for any reason whatsoever, any remaining Independent Directors (or if no Independent Directors remain, the other directors) shall be entitled to designate persons who shall not be an officer or affiliate of Bureau Veritas or any of Bureau Veritas' affiliates to fill such vacancies and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. After the Purchaser purchases Shares in the Offer and prior to the Effective Time, the approval of the three Independent Directors in addition to any required approval by the full Company Board will be required in order to (i) amend or terminate the Merger Agreement on behalf of the Company,
(ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement or (iii) take any other action by the Company Board under or in connection with the Merger Agreement which would adversely affect the rights of the holders of the Shares.

   THE MERGER. The Merger Agreement provides that, at the Effective Time, the Purchaser will be merged with and into the Company with the Company being the surviving corporation (the "Surviving Corporation"). Following the Merger, the separate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation, indirectly and wholly owned by Bureau Veritas. The Merger is expected to occur as soon as practicable after all conditions of the Merger have been satisfied or waived.

   If required by applicable law, the Company Board may be required to submit the Merger Agreement to the Company's stockholders for their approval. The Company has agreed to obtain stockholder approval of the Merger Agreement and the Merger, if required, by written consent in lieu of a special meeting pursuant to Section 228 of the DGCL as promptly as practicable and to promptly prepare and file with the SEC an information statement relating to the Merger and the Merger Agreement and cause the information statement to be mailed to its stockholders. However, the Company may elect to obtain such stockholder approval by causing a special meeting of the stockholders to be held in accordance with Section 251(c) of the DGCL for the purpose of voting upon the Merger. If a special meeting of stockholder is called, the Company will prepare and file with the SEC and mail to its stockholders a proxy statement relating to the Merger Agreement and recommend to its stockholders that they vote in favor of the approval of the Merger and Merger Agreement and the other transactions contemplated by the Merger, unless the Company Board approves and recommends, or enters into an agreement with respect to a Superior Proposal (defined hereinafter). In such case, all Shares then owned by Bureau Veritas or the Purchaser or any other subsidiary of Bureau Veritas will be voted in favor of approval of the Merger Agreement.

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

   At the Effective Time, the Certificate of Incorporation and bylaws of the Company immediately in effect prior to the Effective Time will be the Certificate of Incorporation and bylaws of the Surviving Corporation. The name of the Surviving Corporation will be "U.S. Laboratories Inc." Further at the Effective Time, the Board of Directors of the Surviving Corporation shall initially consist of three members, consisting of Frank Piedelievre, Francois Tardan and Mr. Wright, and the officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Effective Time.

   Pursuant to the Merger Agreement, each Share then issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock, or owned by Bureau Veritas, the Purchaser or Bureau Veritas' other wholly owned subsidiaries, all of which will be cancelled and retired and will cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the Section 262 of the DGCL) will be converted into the right to receive the Merger Consideration upon surrender of the Company common stock certificate(s). Stockholders who perfect their dissenters' rights under the DGCL will be entitled to the amounts determined pursuant to the appropriate proceedings required under the DGCL. Upon consummation of the Offer, each outstanding and unexercised Company Option, whether vested or unvested, will constitute an option to acquire the Merger Consideration and shall be cancelled in exchange for a cash payment to the holder of the option in an amount equal to the product (determined with respect to each such option) of the excess, if any, of the Merger Consideration per share over the exercise price per share multiplied by the number of Shares purchasable pursuant to such option immediately prior to the consummation of the Offer.

   At the Effective Time, or at an earlier time, if previously agreed by the Purchaser, each outstanding Company Warrant shall be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable under such Company warrant, the Merger Consideration. All Company Warrants that are unexercised and outstanding at the Effective Time shall be cancelled as of the Effective Time in exchange for a cash payment to the holder of the warrant in an amount equal to the excess of (x) the Merger Consideration multiplied by the number of Shares purchasable pursuant to such Company Warrant immediately prior to the Effective Time over (y) the aggregate exercise price for the Shares purchasable pursuant to such Company Warrant immediately prior to the Effective Time (assuming such Company Warrant has been fully vested and exercisable as of the Effective Time). Prior to the consummation of the Offer, the Company shall use its best efforts to obtain from each holder of a Company Warrant a signed letter representing such holder's agreement that he will accept the cash payment as full payment for each Company Warrant then held and that upon payment all such Company Warrants shall be cancelled and no longer valid and enforceable. The amount paid to any option holder or warrant holder will be subject to deduction of any amounts required to be deducted and withheld under the Internal Revenue Code or any provision of state or local tax law in connection with such payment.

   Promptly after the Effective Time, the Information Agent will mail to each stockholder of record as of the Effective Time a letter of transmittal and instructions for use in effecting the surrender of the stockholder's stock certificate(s). Upon surrender of such certificate(s) to the paying agent, the stockholder will be entitled to receive the Merger Consideration, without interest, less any required withholding taxes and the certificates so surrendered will be immediately cancelled.

   At and after the Effective Time of the Merger your rights as a stockholder of the Company will terminate, except for the right to surrender your certificates in exchange for the Offer Price per share.

   REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Bureau Veritas and the Purchaser, including representations relating to: corporate existence and power; corporate authorization and approvals; no conflicts or consents required in connection with the Merger Agreement; capitalization of the Company and its Subsidiaries; the Company's SEC documents, liabilities and financial statements; information provided by the Company for inclusion in the Offer documents or the Schedule 14D-9; absence of certain changes; litigation; taxes; compliance with laws, intellectual property; certain agreements, employee benefit plans; transactions with affiliates of the Company;

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

labor and employment matters; required vote; properties; insurance; environmental matters; finders' fees and opinion of Financial Advisor.

   Pursuant to the Merger Agreement, Bureau Veritas and the Purchaser have made customary representations and warranties to the Company, including representations relating to: corporate existence and power; corporate authorization and no conflicts in connection with the Merger Agreement; information provided for inclusion in the Offer documents or the Schedule 14D-9; financing; the operations of the Purchaser; litigation; required vote; ownership of Shares; and finders' fees.

   COMPANY CONDUCT OF BUSINESS COVENANTS. The Merger Agreement provides that, except as expressly permitted therein, from the date of the Merger Agreement until the Effective Time, the Company will, and will cause each of its Subsidiaries to conduct its business in the usual, regular and ordinary course consistent in all respects with past practice and will use commercially reasonable efforts to (i) preserve intact its present business organization and preserve their existing relationships with customers, suppliers, employees, Governmental Entities and others having business dealings with them and (ii) maintain in effect all material foreign, federal, state and local licenses, approvals, permits and authorizations. In addition, and without limiting the generality of the foregoing, except for matters expressly permitted by the Merger Agreement, from the date of the Merger Agreement until the Effective Time, the Company will not, and will not permit any of its Subsidiaries to, do any of the following without the prior written consent of Bureau Veritas:

      (a) declare or pay any dividends or make other distributions in respect of any of its capital stock, split, combine or reclassify any shares of capital stock of the Company or issue or authorize or propose the issuance of any other Securities in respect of, in lieu of or in substitution for, shares of its capital stock, or redeem, repurchase or otherwise acquire any shares of the capital stock or other Company securities convertible into or exercisable for any shares of capital stock except as otherwise permitted with respect to the payment of the option exercise price or tax withholding under certain option agreements in effect on the date of the Merger Agreement or effect any reorganization or recapitalization;

      (b) issue, pledge, dispose of or encumber, deliver or sell or authorize or propose the issuance, disposition, encumbrance, pledge, delivery or sale of, any shares of its capital stock of any class, any Company Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such capital stock or Company Voting Debt or enter into any agreement with respect to the foregoing, other than in connection with the issuance of Shares upon the exercise of options or rights to purchase Shares outstanding on the date of the Merger Agreement in accordance with the Company Option Plans and those rights previously disclosed to the Purchaser;

      (c) amend or proposed to amend their Organizational Documents;

      (d) (i) incur any indebtedness for borrowed money, deferred purchase price obligations in connection with acquisitions, capitalized lease obligations (including equipment, motor vehicles and other property), guarantee any such indebtedness or capitalized lease obligation, or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or guarantee any debt securities of other Persons other than any loans from Bureau Veritas or any of its affiliates or indebtedness of the Company or its Subsidiaries to the Company or its Subsidiaries that would increase the aggregate amount of outstanding indebtedness of the Company and its Subsidiaries on a consolidated basis to an amount greater than $15.5 million, (ii) make loans, advances, or capital contributions to, or investments in, any other Person other than by the Company or its Subsidiaries to or in the Company or its Subsidiaries, or
   (iii) pay or discharge, modify or satisfy any claims, liabilities or obligations (absolute, accrued, asserted, contingent or otherwise), other than in the case of clauses (ii) and (iii) hereof, loans, advances, capital contributions, investments, payments, discharges or satisfactions, except as in each case, as is not reasonably likely to have a Material Adverse Effect on the Company;

      (e) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets material to such companies taken as a whole, except from suppliers or vendors in the ordinary course of business consistent with the needs of the business and past practices;

      (f) sell, lease, license, encumber or otherwise dispose of any assets material to of the Company and its Subsidiaries taken as a whole;

      (g) except in the ordinary course of business and consistent with past practices of the Company or as required under the terms of any employment agreements validly existing on the date of the Merger Agreement, (i) increase the compensation payable or to become payable to any of its executive officers or employees or otherwise amend an agreement with any officer or employee, or (ii) take any action with respect to the grant of any severance or termination pay, or stay bonus or other incentive arrangement (other than as required by applicable law or the terms of any collective bargaining agreement or as required pursuant to benefit plans and policies in effect on the date of the Merger Agreement or as described in the Company Disclosure Schedule with respect to the Retention Agreements), plans or policies existing on the date hereof or as otherwise provided under the Merger Agreement and shall not amend any such agreement, plan or policy; provided, however that in no event shall the Company grant, or permit to be granted, any options or other awards under any Company Option Plan;

      (h) make or revoke any Tax election (other than immaterial Tax elections in the ordinary course of business and consistent with past practice), change or (or make a request to any taxing authority to change) any material aspect of its (or its Subsidiaries') method of accounting for Tax purposes or settle or compromise any material Tax liability;

      (i) release or otherwise terminate the employment of any employee or hire any new employees, except in the ordinary course of business and consistent with the past practices of the Company;

      (j) (i) except as previously disclosed to the Purchaser, establish, adopt or enter into any new employee benefit plans or agreements (including pension, profit sharing, bonus, incentive compensation, director and officer compensation, severance, medical, disability, life or other insurance plans, and employment agreements) or amend or modify any existing Company Benefit Plans, or extend coverage of the Company Benefit Plans, except for extensions of such plans in the ordinary course of business and as required by applicable law, or the terms of any collective bargaining agreement; or
   (ii) grant any stock options or other awards under any Company Option Plan or Company Benefit Plan, nor issue or grant any agreement evidencing any warrants or rights to purchase any capital stock of the Company; and

      (k) (i) take any action that is reasonably likely to result in any of the Offer Conditions not being satisfied, (ii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any assets except for the sales of inventory in the ordinary course of business and except for dispositions of immaterial assets in the ordinary course of business consistent with past practice, (iii) authorize capital expenditures in any manner not reflected in the capital budget of the Company as currently in effect or make any acquisition of, or investment in, any business or stock of any other person or entity, (iv) settle or compromise any material claims or litigation, (v) permit any material insurance policy naming the Company or any of its Subsidiaries as a beneficiary or loss payable payee to be canceled or terminated without the prior written approval of Bureau Veritas, except in the ordinary course of business consistent with past practice, or
   (vi) enter into any contract or agreement that, if such agreement or contract were in effect on the date of the Merger Agreement, would constitute a Company Material Contract without prior written consent of Bureau Veritas.

   Additionally, the Company shall cause the Company Board to take action as may be necessary to accelerate all Company Options in accordance with the Company Option Plans and all Company Warrants in accordance with their terms on or before the consummation of the Offer. Further, if requested by the Purchaser in writing at least 10 days prior to the consummation of the Offer, the Company shall terminate the Company 401(k) Profit Sharing Plan and the Terra Mar, Inc. 401(k) Profit Sharing Plan (the "401(k) Plans"), and use commercially reasonable efforts to negotiate with American United Life Insurance Company for the reduction or elimination of any fees or charges on behalf of the participants of the 401(k) Plans.

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

   NON-SOLICITATION. In the Merger Agreement, the Company has agreed that it will not, directly or indirectly, through agents or otherwise encourage, solicit, initiate, participate in or otherwise facilitate (including the furnishing of information) any negotiations, inquiries or discussions with respect to any Acquisition Proposal; or disclose, in connection with an Acquisition Proposal, any information or provide access to its properties, books or records, other than the transaction contemplated in the Merger Agreement; or terminate, amend, modify or waive any provision of any confidentiality or standstill or similar agreement to which the Company or its Subsidiaries is a party (other than involving Bureau Veritas).

   Notwithstanding the foregoing, prior to the date Shares are purchased in the Offer and subject to the other provisions described in this Section entitled--"Non Solicitation," in response to an Acquisition Proposal the Company may participate in discussions or negotiations with, and furnish non-public information, and afford access to the properties, books, records, officers, employees and representatives of the Company to any Person. The Company may take any action described in the foregoing sentence in respect of any Person, but only if such Person delivers an Acquisition Proposal that, in the good faith judgment of the Company Board after consultation with its financial advisor (or which the Company Board believes may lead to an Acquisition Proposal with terms that are financially superior), is determined to be a Superior Proposal, and which the failure to respond to such Superior Proposal would be inconsistent with its fiduciary duties to the Company's stockholders. The Company may enter into an agreement regarding an Acquisition Proposal, or approve or recommend any Acquisition Proposal, in each case, at any time after the fifth business day following (i) Bureau Veritas' receipt of written notice from the Company (a) advising Bureau Veritas that the Company Board has received a Superior Proposal which it intends to accept, identifying the person making such Superior Proposal and specifying in reasonable detail the significant terms of such Superior Proposal and (b) inviting Bureau Veritas to propose adjustments in the terms and conditions of the Merger Agreement with a view to enabling the Company to proceed with the transactions contemplated in the Merger Agreement on such adjusted terms and (ii) the failure of Bureau Veritas to make an irrevocable written offer amending its offer set forth in the Merger Agreement within five business days of such notice to provide for a transaction that the Company Board determines in its good faith judgment to be more favorable to the Company's stockholders than the Superior Proposal.

   The Merger Agreement also provides that nothing contained in the Merger Agreement will prevent the Company Board from complying with Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal or making any disclosure required by the fiduciary duties of the Company's directors or by applicable law.

   As used in the Merger Agreement, "Superior Proposal" means an Acquisition Proposal not received in violation of the provisions in the Merger Agreement containing reasonable evidence of such party's ability to obtain any financing necessary to consummate such Acquisition Proposal on the terms stated and is on terms that the Company Board determines in its good faith judgment after consultation with its financial advisors contains terms that are financially superior (or which the Company Board believes may lead to an Acquisition Proposal with terms that are financially superior) to the terms of the Merger Agreement (taking into account all such factors as the Company Board deems relevant, including, among other things, all legal, financial, regulatory and other aspects of the proposal) and which the failure to respond to such Superior Proposal would be inconsistent with the fiduciary duties of the Company Board to the Company's stockholders.

   The Merger Agreement also provides that the Company agrees to promptly notify Bureau Veritas after it or its financial advisors receive any Acquisition Proposal or any inquiries indicating that any person is considering making or wishes to make an Acquisition Proposal and provide Bureau Veritas with information relating to such Acquisition Proposal or inquiry.

   INSURANCE AND INDEMNIFICATION. The Merger Agreement provides that, from and after the Effective Time, Bureau Veritas shall cause to be maintained in effect the current indemnification provisions for the current and former directors, officers and employees of the Company and its Subsidiaries (the "Indemnified Parties") as contained in the Organizational Documents of the Company and its Subsidiaries and in any

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agreement between the Indemnified Parties and the Company and its Subsidiaries
in respect of actions or claims arising from facts or events that occurred on or before the Effective Time.

   For a period of not less than six years after the Effective Time, Bureau Veritas or the Surviving Corporation will maintain in effect a tail policy to the Company's current coverage for directors' and officers' liability and fiduciary liability insurance obtained by the Company in consultation and cooperation with Bureau Veritas (the "Tail Policy") with respect to actions or claims arising from facts or events that occurred on or before the Effective Time, on terms and conditions no less favorable to such persons than those in effect on the date of the Merger Agreement under the existing directors' and officers' liability insurance of the Company. Bureau Veritas shall not be obligated to pay more than an aggregate premium of $325,000 payable at the inception of the Tail Policy. Bureau Veritas or the Surviving Corporation may provide coverage under its policies or substitute policies with no less favorable coverage and amounts than those in effect on the date of the Merger Agreement.

   CONSENTS AND APPROVALS. The Merger Agreement provides that Bureau Veritas, the Purchaser and the Company will use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Offer, the Merger and the other Transactions, as promptly as practicable, including, without limitation, (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals and authorizations necessary or advisable to be obtained from any third party and any Governmental Entity and (ii) taking all reasonable steps as may be necessary to obtain all such consents, waivers, licenses, registrations, permits, authorizations, orders and approvals. In addition, the Company shall
(i) take all action reasonably necessary to ensure that neither Section 203 of the DGCL, nor any other state takeover statute or similar statute or regulation is or becomes applicable to the transactions contemplated by the Merger Agreement and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the transactions contemplated by the Merger Agreement, take all action reasonably necessary to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize or eliminate the effect of such statute or regulation on the transactions contemplated by the Merger Agreement.

   The Merger Agreement provides that Bureau Veritas and the Company shall each
(i) file any notification and report forms and related material that it may be required to file in connection with the transactions contemplated by the Merger Agreement with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act as soon as practicable,
(ii) make any further filings pursuant thereto that may be necessary, proper or advisable, and (iii) make any filings or obtain any other consents required by any foreign Governmental Entity.

   EMPLOYEE STOCK OPTIONS AND OTHER EMPLOYEE BENEFITS. Upon the consummation of the Offer, all conditions and restrictions with respect to options to purchase Shares under the Company's stock option plan or stock incentive plan, including limitations on exercisability and vesting, shall immediately be cancelled. Each such option unexercised and outstanding immediately prior to the consummation of the Offer shall upon consummation of the Offer be deemed to constitute an option to acquire the Merger Consideration and in lieu of exercise, each holder may receive a cash payment in an amount equal to the excess (determined with respect to each such option), if any, of the Merger Consideration per share over the aggregate exercise price per share multiplied by the number of Shares purchasable pursuant to such option immediately prior to the consummation of the Offer. Each Share granted to any employee, officer or director of the Company or any Company Subsidiary as compensation for services that is subject to restrictions on ownership or transferability shall vest in full and become fully transferable and free of restrictions not later than immediately prior to the consummation of the Offer.

   At and after the Effective Time of the Merger your rights as a stockholder of the Company will terminate, except for the right to surrender your certificates in exchange for the Offer Price or to perfect your right to receive payment for your Shares under the Merger Agreement. There shall be no further transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates that formerly represented Shares or rights to acquire Shares are presented to the Surviving Corporation, these certificates and/or rights will be cancelled and exchanged for cash less the required withholding taxes in the same manner as described herein, subject to applicable laws with respect to dissenting stockholders.

   The Merger Agreement provides that Bureau Veritas shall cause the Surviving Corporation to assume and honor in accordance with their terms all written employment, severance, retention and termination agreements, plans, policies and arrangements applicable to employees who were employees of the Company or the Company Subsidiaries immediately prior to the Effective Time ("Company Employees"), excluding any equity related compensation. However, Bureau Veritas or the Surviving Corporation has the right to modify, amend or terminate any such programs, policies, agreements and plans in accordance with the terms thereof and of the Merger Agreement. Bureau Veritas shall also cause the Surviving Corporation to offer to enter into employment agreements with those persons set forth in Section 5.6 of the Parent Disclosure Schedule.

   Purchaser may at its option and in its sole discretion request that the Company terminate its 401(k) plans. If Purchaser makes such request, Bureau Veritas shall cause the Surviving Corporation and its Subsidiaries to accept the BVHI 401(k) Profit Sharing Plan and shall recognize all service of the Company's employees for the purpose of determining such employee's eligibility, vesting and rate of benefit accrual under BVHI's 401(k) Profit Sharing Plan.

   The employee benefits section of the Merger Agreement does not create in any Company Employee any rights of employment or continued employment. No action by Bureau Veritas shall be deemed constitute a guarantee or undertaking of any kind on the part of Bureau Veritas with respect to the agreements, plans, policies and arrangements relating to the Company Employees, such agreements, plans, policies and arrangements constituting obligations solely of the Surviving Corporation, to be satisfied solely out of the assets of the Surviving Corporation.

   ADDITIONAL COVENANTS. The Merger Agreement contains the following additional covenants of the parties:

      (a) Bureau Veritas and the Company have agreed to cooperate in the preparation and filing of the tender offer and proxy filings in connection with the transactions contemplated by the Merger Agreement and the seeking of actions, consents, approvals or waivers of any Governmental Entities or third parties required to be obtained in connection with the transactions contemplated by the Merger Agreement;

      (b) Bureau Veritas and the Company have agreed to consult with each other prior to issuing any press release or making any announcement or public statement with respect to the Merger and not to issue any such press release or make any such public statement prior to such consultation, except as otherwise may be required by law or any listing agreement with the NNM or any securities exchange;

      (c) Bureau Veritas shall cause the Surviving Corporation to offer to enter into employment agreements with certain employees of the Company on or before the Effective Time; and

      (d) The Company has agreed to deliver to Bureau Veritas, as agent for the Company, a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h) (2) and (h)(5) and in form and substance reasonably acceptable to Bureau Veritas along with written authorization for Bureau Veritas to deliver such notice form to the IRS on behalf of the Company upon the consummation of the Offer. At the consummation of the Offer, the Company shall also deliver to the Purchaser and Bureau Veritas a duly executed FIRPTA certificate in form and substance satisfactory to the Purchaser.

   CONDITIONS TO THE MERGER. The Merger Agreement provides that the respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions:

      (a) The approval of the Merger by a majority of the holders of the issued and outstanding Shares.

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

      (b) The absence of any injunction, temporary restraining order issued by a Governmental Entity of competent jurisdiction precluding or prohibiting the consummation of the Merger.

      (c) The Purchaser shall have purchased the Shares pursuant to the Offer; provided, however, that neither Bureau Veritas nor the Purchaser may invoke this condition if either of them shall have failed to purchase Shares pursuant to the Offer in breach of the Merger Agreement.

   TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after stockholder approval thereof:

      (a) by mutual written consent of Bureau Veritas and the Company;

      (b) by either Bureau Veritas or the Company (i) the Offer terminates or expires by its terms without any Shares being purchased, (ii) if the Offer shall not have been consummated by a date which is 60 days from the date of the Merger Agreement; provided, however, that the right to terminate the Merger Agreement pursuant to clause (i) or (ii) above will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in the right to terminate for failure of the Offer to be consummated on or before such date;

      (c) by Bureau Veritas at any time prior to the consummation of the Offer if any Person other than Bureau Veritas, the Purchaser, or any of their affiliates or any group of which any of them is a member, shall have entered into a definitive agreement or an agreement in principle with the Company or any of its Subsidiaries with respect to an Acquisition Proposal or the Company Board (or any committee thereof) shall have adopted a resolution approving any of the foregoing;

      (d) by Bureau Veritas if the Minimum Condition to the Offer is not fulfilled;

      (e) by either the Company or Bureau Veritas if any court or other governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to resist, resolve or lift) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action shall have become final and nonappealable;

      (f) by Bureau Veritas at any time prior to the consummation of the Offer if (i) the Company Board (or any committee thereof) shall have withdrawn or adversely modified (including by amendment of the Schedule 14D-9) its approval or recommendation of the Offer, the Merger or the Merger Agreement or the Board of Directors of the Company, upon request by Bureau Veritas following receipt of any Acquisition Proposal by the Company, shall fail to reaffirm such approval or recommendation within five Business Days after such request or shall have resolved to do any of the foregoing; (ii) the Company Board shall have recommended to the stockholders of the Company that they approve an Acquisition Proposal other than transactions contemplated by the Merger Agreement; or (iii) a tender offer or exchange offer is commenced that, if successful, would result in any person becoming a "beneficial owner" (as such term is defined under Regulation 13D under the Exchange Act) of 30% or more of the Shares of the Company (other than by Bureau Veritas or an affiliate of Bureau Veritas) and the Company Board recommends that the stockholders of the Company tender their Shares in such tender or exchange offer;

      (g) by the Company, prior to the purchase by the Purchaser of Shares pursuant to the Offer, if the Company Board determines to accept a Superior Proposal;

      (h) by Bureau Veritas, prior to the purchase by the Purchaser of the Shares pursuant to the Offer, if (i) there shall be a material breach of any of the Company's representations and warranties relating to capitalization of the Company, (ii) there shall be a breach of any of the Company's other representations and warranties or agreements contained in the Merger Agreement, (without giving effect to any materiality or Material Adverse Effect qualifications contained therein), except for such breaches that would not, individually or in the aggregate, have a material adverse effect on the Company, or (iii) there shall have

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

   been a material breach by the Company of any of its covenants or agreements under the Merger Agreement or the Company fails to meet any of the Offer Conditions, which breach or failure, in the case of (i)--(iii) above, is not curable or if curable shall not have been cured within 10 Business Days of the receipt of written notice thereof to the Company from Bureau Veritas;

      (i) by the Company, if (i) there shall be a material breach of any of Bureau Veritas or Purchaser's representations and warranties contained in the Merger Agreement, or (ii) there shall have been a material breach by Bureau Veritas or Purchaser of any of their covenants or agreements under the Merger Agreement, which breach, in the case of (i) or (ii) above, is not curable or if curable shall not have been cured within 10 Business Days of the receipt of written notice thereof to Bureau Veritas from the Company; or

      (j) by the Company, if the Purchaser fails to (i) commence the Offer or keep the Offer open as until the Expiration Date or (ii) purchase validly tendered Shares in violation of the terms of the Offer or the Merger Agreement.

   FEES AND EXPENSES. Under the Merger Agreement, the Company has agreed to pay to Bureau Veritas a Termination Fee equal to $3.5 million including out-of-pocket fees and expenses if the Merger Agreement is terminated:

      (a) by Bureau Veritas or the Purchaser pursuant to paragraph (h) above under the Section entitled--"Termination;" or

      (b) by either Bureau Veritas, the Purchaser or the Company pursuant to paragraph (b) clause (ii) above under the Section entitled--"Termination."

  THE TENDER AGREEMENT

   The following is a summary of the material provisions of the Tender Agreement, a copy of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Tender Agreement, which is incorporated by reference herein. Capitalized terms used in this Section and not otherwise defined have the meanings assigned to them in the Tender Agreement.

   In connection with the execution of the Merger Agreement, Bureau Veritas and the Purchaser entered into the Tender Agreement with Mr. Wright, the Chairman, Chief Executive Officer and President of the Company who owns an aggregate of approximately 33% of the Shares issued and outstanding on a fully diluted basis.

   Pursuant to the Tender Agreement, Mr. Wright has agreed to tender all of his Shares into the Offer no later than the fifth business day following commencement of the Offer, or if Mr. Wright has not received the offering materials by such time, within two business days following receipt of such materials. Mr. Wright has also agreed to vote his Shares (i) in favor of the Merger and the Merger Agreement, and (ii) against any action or agreement which would impede, delay, interfere with or prevent the Merger.

   Pursuant to the Tender Agreement, Mr. Wright irrevocably granted to, and appointed Frank Piedelievre and Francois Tardan, in their respective capacities as officers and directors of Bureau Veritas, his proxy and attorney-in-fact (with full power of substitution) during the term of the applicable Tender Agreement, for and in the name, place and stead of Mr. Wright, to vote his Shares, or grant a consent or approval with respect to such Shares, in connection with any meeting of the stockholders of the Company called for such purpose, (i) in favor of the Merger and Merger Agreement, and (ii) against any Acquisition Proposal or any action or agreement that which would impede, delay, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, any material change in the present capitalization or dividend policy of the Company or any action or agreement that would result in a breach of any representation, warranty or covenant of the Company in the Merger Agreement.

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   The Tender Agreement requires that Mr. Wright cease and cause to be terminated all existing discussions and negotiations conducted by Mr. Wright or at Mr. Wright's behest with respect to any Acquisition Proposal (other than with Bureau Veritas).

   The Tender Agreement terminates upon the earlier of (i) any termination of the Merger Agreement and (ii) the acceptance for payment of the Shares in the Offer.

  CONFIDENTIALITY AGREEMENTS

   BUREAU VERITAS CONFIDENTIALITY AGREEMENT. The following is a summary of the material provisions of the Confidentiality and Standstill Agreement, a copy of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Confidentiality and Standstill Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Confidentiality and Standstill Agreement.

   The Confidentiality and Standstill Agreement, dated March 17, 2002 (the "Confidentiality Agreement") between Bureau Veritas and the Company contains customary provisions pursuant to which, among other matters, Bureau Veritas agreed to keep confidential all confidential information concerning the Company furnished to it and its Representatives, and except with the prior written consent of the Company, not to disclose the fact that discussions or negotiations have or are taking place concerning a possible transaction involving the parties or the status thereof, nor to contact any other officer, employee or customer of the client, except for Mr. Wright unless first approved by Mr. Wright.

   Bureau Veritas agreed for a period of two years from the date of the Confidentiality Agreement it would not solicit for employment or within one year after the date of the Confidentiality Agreement employ any person presently employed as an officer by the Company or any of its Subsidiaries or divisions without the Company's prior written consent.

   Additionally, Bureau Veritas agreed for a period of two year from the date of the Confidentiality Agreement not to:

      (a) Purchase or acquire or propose to acquire ownership of any Shares of the Company or any direct or indirect option to acquire any securities of the Company;

      (b) Seek or propose alone or acting in concert with others to control or influence the management of the Company;

      (c) Make any proposal or statement, whether written or oral, to the Company Board or any director or officer of the Company with respect to the transaction or proposed transaction;

      (d) Make any request, other than confidentially, for waiver of the terms and conditions of this paragraph; or

      (e) Enter into discussions or negotiations with any person with respect to any of the foregoing.

   U.S. LABORATORIES CONFIDENTIALITY AGREEMENT. The following is a summary of the material provisions of the Confidentiality and Standstill Agreement executed by U.S. Laboratories (the "U.S. Laboratories Confidentiality Agreement"), a copy of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the U.S. Laboratories Confidentiality Agreement, which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the U.S. Laboratories Confidentiality Agreement.

   The Confidentiality and Standstill Agreement, dated July 10, 2002, between U.S. Laboratories and Bureau Veritas contains customary provisions pursuant to which, among other matters, U.S. Laboratories agreed to keep confidential for a period of two years from the date of the U.S. Laboratories Confidentiality Agreement all

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

confidential information concerning Bureau Veritas furnished to it and its Representatives, and except as required by law or with the prior written consent of Bureau Veritas, not to disclose for a period of two years from the date of the U.S. Laboratories Confidentiality Agreement the fact that discussions or negotiations have or are taking place concerning a possible transaction involving the parties or the status thereof.

  UNFAIR COMPETITION AGREEMENT

   The following is a summary of the material provisions of the Unfair Competition Agreement, a copy of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Unfair Competition Agreement, which is incorporated by reference herein. Capitalized terms used in this Section and not otherwise defined have the meanings assigned to them in the Unfair Competition Agreement.

   Concurrently with the execution of the Merger Agreement, Bureau Veritas and the Company entered into an Unfair Competition Agreement with the Company's chief executive officer and president (the "Principal") as he has valuable business contacts with the clients and potential clients of the Company and his reputation and goodwill are an integral part of the success of the business and operations of the Company. If the Principal were to deprive the Company, Bureau Veritas or the Purchaser of this goodwill and the Principal were able to compete with the Company and Bureau Veritas, Bureau Veritas and the Purchaser would be deprived the benefits of the bargain in the purchase of the Shares of the Company.

   Under the terms of this agreement, the Principal has agreed that for a period until the later to occur of the fifth anniversary of the Effective Time or the third anniversary of the date of termination or expiration of his employment with the Company, its successor or assigns or any other affiliate of Bureau Veritas or the Purchaser (the "Restrictive Period"), he will not, unless acting at the request of the Company or Bureau Veritas, directly or indirectly, as principal, proprietor, director, officer, partner, stockholder, employee, member, manager, consultant, agent, independent contractor or otherwise, for himself or on behalf of any other person or entity engage in, or enter into, in any counties in the State of California listed on Schedule 1 to the Unfair Competition Agreement or anywhere else in the United States in which the Company operates or does business in (i) the business of engineering inspection and testing or (ii) any other business conducted by the Company any of its affiliates as of the date of such termination or expiration of employment of the Principal; provided that the direct or indirect ownership by Principal as an inactive investor of not more than five percent of the outstanding voting securities of an entity listed for trading on a national stock exchange or quoted on any nationally recognized automated quotation system shall not be deemed a violation of the Unfair Competition Agreement.

  EMPLOYMENT AGREEMENT WITH MR. WRIGHT

   The following is a summary of the material provisions of the Employment Agreement, a copy of which is filed as an exhibit to the Schedule TO. The summary is qualified in its entirety by reference to the Employment Agreement, which is incorporated by reference herein. Capitalized terms used in this Section and not otherwise defined have the meanings assigned to them in the Employment Agreement.

   Simultaneously with the execution and delivery of the Merger Agreement, the Company entered into an employment agreement (with a three year term of employment) with Mr. Wright, conditioned and effective upon the consummation of the Offer (the "Employment Agreement"). Under the new employment agreement, Mr. Wright will generally continue receiving substantially similar benefits as he received from the Company immediately prior to the signing of the Merger Agreement (including participation in existing benefit plans, reimbursement of expenses, vacation and use of an automobile) and a salary of $400,000 commencing January 1, 2003 through December 31, 2003, subject to annual increases thereafter at the discretion of the Company Board. Mr. Wright shall be eligible for a bonus equal to 70% of his base salary commencing in respect to calendar year 2003 consisting of: 20% of such bonus subject to the achievement of Bureau Veritas Group financial results; 30% on achievement of specified Company financial results; 20% on implementation of specified goals; and 30% on Mr. Wright achieving specified personal objectives. All such components of the bonus shall be

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

determined by Bureau Veritas in consultation with Mr. Wright at the commencement of calendar year 2003 and annually thereafter. Mr. Wright will be permanently precluded from disclosing proprietary information relating to the Company and its affiliates.

   The Employment Agreement also provides that until the later of the fifth anniversary of the Effective Time or the third anniversary of the date on which Mr. Wright is no longer employed by the Company, the Purchaser or Bureau Veritas, he will not in any capacity solicit the Company's customers or employees. Mr. Wright agrees he shall not during the term of this Employment Agreement or thereafter disparage, impair or interfere with the business of the Company or any member of Bureau Veritas Group. Mr. Wright agrees that until the later of the fifth anniversary of the Effective Time or the third anniversary of the date Mr. Wright is no longer employed by the Company, the Purchaser or Bureau Veritas, he shall not in any capacity, directly or indirectly, engage in or enter into (x) the business of engineering inspection and testing or (y) any other business conducted by the Company or its affiliates as of the date of Mr. Wright's termination or expiration of his employment in any counties in the State of California in which the Company operates or does business.

  CONTINGENT PAYMENT AGREEMENT AND ESCROW AGREEMENT WITH MR. WRIGHT

   The following is a summary of the material provisions of the Contingent Payment Agreement and the related Escrow Agreement, a copies of which are filed as exhibits to the Schedule TO. The summary is qualified in its entirety by reference to the Contingent Payment Agreement and Escrow Agreement, which is incorporated by reference herein. Capitalized terms used in this Section and not otherwise defined have the meanings assigned to them in the Contingent Payment Agreement and the Escrow Agreement.

   Simultaneously with the execution and delivery of the Merger Agreement, Mr. Wright entered into a Contingent Payment Agreement ("Contingent Payment Agreement") with BVHI and the Purchaser, pursuant to which Mr. Wright has agreed, at the time of the consummation of the Offer, to place in escrow a total of $5 million, representing approximately $2.88 per Share that he beneficially owns (other than shares that Mr. Wright has the right to acquire pursuant to outstanding options), or approximately 19.9% of the total consideration that would otherwise be payable to Mr. Wright for his shares (the "Escrowed Consideration"). The remaining consideration payable to Mr. Wright for the shares that he tenders will be paid to him at the time of the consummation of the Offer in the same manner as payments are made to all other holders of Shares.

   All or a portion of the Escrowed Consideration will be paid to Mr. Wright or to BVHI depending upon the achievement by the Surviving Corporation of specified levels of earnings from operations before interest income and expense and corporate income taxes for the year ending December 31, 2002, as defined in the Contingent Payment Agreement, and giving effect to the adjustments specified therein ("EBIT"). The EBIT will be determined based upon the audited financial statements of the Surviving Corporation for the year ending December 31, 2002, which will be prepared by not later than March 31, 2003. Mr. Wright will not be entitled to receive any of the Escrowed Consideration if the EBIT is $8 million or less. Mr. Wright will be entitled to receive all of the Escrowed Consideration if EBIT is greater than $8.5 million. For EBIT between $8.0 million and $8.5 million, Mr. Wright will be entitled to receive a portion of the Escrowed Consideration based on a sliding scale.

   The Escrowed Consideration will be distributed to Mr. Wright or Bureau Veritas, as the case may be, following the completion of the audit of the Surviving Corporation's financial statements for the year ending December 31, 2002.

   The Escrowed Consideration will be deposited into escrow with Citibank, N.A., as escrow agent ("Escrow Agent"), and will be held in escrow pursuant to an Escrow Agreement (the "Escrow Agreement") among Bureau Veritas, Mr. Wright and the Escrow Agent. The Escrowed Consideration will be invested by the Escrow Agent in short-term, interest-bearing investments customary for short-term escrow arrangements of this kind. Interest earned on the Escrowed Consideration will be paid to the party to whom the distribution is made, except that a

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

specific portion of interest earned in 2002 in all events will be paid to Bureau Veritas to cover related tax obligations. It is expected that the interest rate earned on the Escrowed Consideration will be less than 5% per year.

   The transactions contemplated by the Contingent Payment Agreement and the Escrow Agreement are intended to be tax neutral to Mr. Wright. For this reason, the transaction is intended to allow Mr. Wright to treat the sale of his shares of Common Stock as an "installment sale" for federal income tax purposes. As such any gain realized by Mr. Wright with respect to his sale of Shares is reported for federal income tax purposes when he receives cash payment for such Shares. If "installment sale" treatment is not available, then Mr. Wright may be required to report any gain realized as if he received the $14.50 per share in cash in 2002. The Contingent Payment Agreement provides that Bureau Veritas will make additional payments to Mr. Wright to reimburse Mr. Wright for any additional taxes owed if "installment sale" treatment is not available. Under no circumstances would the reimbursement payments to Mr. Wright for additional taxes owed result in Mr. Wright receiving greater consideration than any other person who tenders Shares pursuant to the Offer.

   The levels of EBIT specified in the Contingent Payment Agreement were determined based upon Bureau Veritas' review of the budgets provided by the Company to Bureau Veritas, and, for that reason, the attainment by the Surviving Corporation of the projected levels of EBIT is not assured.

12.  PURPOSE OF THE OFFER; PLANS FOR THE COMPANY.

   PURPOSE OF THE OFFER. The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful intends to consummate the Merger as promptly as practicable.

   The Company Board has approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement to the Company's stockholders for their approval. The Company has agreed to obtain stockholder approval of the Merger Agreement and the Merger, if required, by written consent as promptly as practicable and to promptly prepare and file with the SEC an information statement relating to the Merger and the Merger Agreement and cause the information statement to be mailed to its stockholders; provided, that the Company may elect to obtain such stockholder approval by causing a meeting of the stockholders to be held in accordance with the DGCL. If stockholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.

   If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement either by written consent or at a duly convened stockholders' meeting called by the Company Board as noted above without the affirmative vote of any other stockholder. The Purchaser has agreed to vote for or enter into a written consent with respect to all Shares acquired by the Purchaser in the Offer to cause the approval of the Merger.

   If the Purchaser acquires at least 90% of the then issued and outstanding Shares pursuant to the Offer, the Purchaser intends to consummate the Merger as a "short-form" merger pursuant to Section 253 of the DGCL without the need of a stockholder meeting and without the approval of the Company's stockholders. The Merger Agreement provides that upon consummation of the Merger, the Purchaser will be merged with and into the Company and that the certificate of incorporation and by-laws of the Purchaser will be the certificate of incorporation and by-laws of the Surviving Corporation following the Merger; provided that the name of the Surviving Corporation will be "U.S. Laboratories Inc." Upon consummation of the Merger and at the Effective Time, the Company, as the Surviving Corporation, will become an indirect wholly owned subsidiary of Bureau Veritas.

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

   The Offer does not constitute a solicitation of proxies for any meeting of the Company's stockholders. Any such solicitation which Bureau Veritas might take would be made only pursuant to separate proxy materials complying with the requirements of the Exchange Act.

   STATE TAKEOVER LAWS. Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to purchase 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder unless, among other things, prior to the time the interested stockholder became such, the Board of Directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board has approved the Offer, the Merger, the Merger Agreement and the Tender Agreement and the transaction contemplated thereby for the purposes of Section 203 of the DGCL.

   APPRAISAL RIGHTS. Under the DGCL, holders of Shares do not have dissenters' rights as a result of the Offer. In connection with the Merger, however, stockholders of the Company will have the right to dissent and demand appraisal of their Shares under Section 262 of the DGCL. Dissenting stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. In WEINBERGER V. UOP, INC., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights available under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL.

   GOING PRIVATE TRANSACTIONS. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

   PLANS FOR THE COMPANY. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Bureau Veritas currently intends to seek maximum representation on the Company Board, subject to the requirement in the Merger Agreement regarding the presence of at least three Independent Directors on the Company Board until the Effective Time. The Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger.

   Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Bureau Veritas will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing to integrate the Company into Bureau

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Veritas' structure and operations. Thereafter, Bureau Veritas intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing development of the Company's potential in conjunction with Bureau Veritas' existing business and operations and to achieve a certain economies of scale in its operations. Following the consummation of the Merger, we intend to cause the Company's Shares to cease to be authorized or to be quoted on the Nasdaq National Market and to terminate the registration of the Shares pursuant to
Section 12(g)(4) of the Exchange Act.

   Except as set forth in this Offer to Purchase, the Purchaser and Bureau Veritas have no present plans or proposals that would relate to or result in
(i) any extraordinary corporate transaction involving the Company or any of its Subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its Subsidiaries, (iii) any change in the Board of Directors of the Company or management of the Company, or (iv) any material change in the Company's capitalization or dividend policy.

13.  CERTAIN EFFECTS OF THE OFFER.

   MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

   STOCK QUOTATION. The Shares are listed on the Nasdaq National Market. According to the published guidelines of the Nasdaq National Market, the Shares might no longer be eligible for listing on the Nasdaq National Market if, among other things, either (1) the number of publicly held Shares falls below 750,000, the number of round lot holders falls below 400, the aggregate market value of the publicly held Shares falls below $5,000,000, the minimum bid price for Shares falls below $1 per Share, the stockholders' equity in the Company falls below $10,000,000, and there is less than two registered and active market makers providing quotations for the Shares, or, alternatively, (2) the market capitalization of the Company (or the Company's total assets and total revenue for the last completed fiscal year, respectively) falls below $50,000,000, the number of round lot holders of the Shares should all below 400, the number of publicly held Shares falls below 1,100,000, the aggregate market value of the publicly held Shares falls below $15,000,000, the minimum bid price for Shares falls below $3 per Share and there is less than four registered and active market makers providing quotations for the Shares.

   If the Shares cease to be listed on the Nasdaq National Market, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq SmallCap Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors. Bureau Veritas cannot predict whether the reduction in the number of Shares that might otherwise trade publicly, if any, effected by the Offer would have an adverse or beneficial effect on the market price for or the marketability of the Shares or whether it would cause future market prices to be greater or less than the price per Share to be paid in the Merger.

   MARGIN REGULATIONS. The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following

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

the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

   EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to
Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for listing on the NNM. Bureau Veritas and the Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

14.  DIVIDENDS AND DISTRIBUTIONS.

   As discussed in Section 11--"The Transaction Documents," the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Bureau Veritas, the Company will not, and will not allow its Subsidiaries to, declare, set aside for payment or pay any dividend or make any other actual, constructive or deemed distribution (whether in cash, stock or property or any combination thereof) in respect of any of its Shares or any other capital stock.

15.  CERTAIN CONDITIONS OF THE OFFER.

   For purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or payment for, any Shares tendered in the Offer, and may amend, extend or terminate the Offer (in each case, in accordance with the Merger Agreement), if (i) immediately prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, or (iii) prior to the time of acceptance of any Shares pursuant to the Offer, any of the following events shall occur:

      (a) there shall be pending any suit, action, litigation or proceeding (hereinafter, an "Action") by any Government Entity: (i) challenging the acquisition by Bureau Veritas or the Purchaser of any Shares or seeking to make illegal, materially delay, make materially more costly or otherwise directly or indirectly restrain or prohibit the consummation of the Offer or the Merger or seeking to obtain from the Company, Bureau Veritas or the Purchaser any damages that are material in relation to the Company and its Subsidiaries taken as a whole, or in relation to the amount to be paid by Bureau Veritas and Purchaser for all of the Shares issued and outstanding on a fully diluted basis pursuant to the Offer and the Merger; (ii) seeking to prohibit or impose any material limitations on Bureau Veritas', the Purchaser's or any of their respective affiliates' ownership, operation or effective control of all or any material portion of the business or assets of the Company and its Subsidiaries taken as a whole (iii) requiring divestiture by Purchaser or any of its affiliates of any Shares or current material business or material assets (including, without limitation, any material business or material assets of the Company or any of its Subsidiaries) which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on the Company or Bureau Veritas; or (iv) seeking to impose material limitations on the ability of Bureau Veritas or the Purchaser effectively to acquire or hold, or to exercise full rights of ownership of, the Shares including the right to vote the Shares purchased by them on an equal basis with all other Shares on all matters properly presented to the stockholders of the Company;

      (b) any statute, rule, regulation, decree, judgment, ruling, order or injunction shall be enacted, promulgated, entered, enforced or deemed to or become applicable to the Offer or the Merger, or any other action shall have been taken by any court or other Governmental Entity, that is reasonably likely to result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any Action referred to in clauses (i) through (iii) of paragraph (a) above;

      (c) (i) the representations and warranties of the Company set forth in the Agreement (x) to the extent qualified by Material Adverse Effect shall not be true and correct and (y) to the extent not qualified by Material Adverse Effect shall not be true and correct, except that this clause (y) shall be deemed satisfied so long as any failures of such representations and warranties to be true and correct, taken together, do not have a Material Adverse Effect on the Company, in each of clause (x) and (y) as of the date of the Merger Agreement and (except to the extent such representations and warranties speak as of an earlier date), in which case such representation or warranty shall not be true and correct as of such date as of the consummation of the Offer as though made on and as of such date; (ii) the Company shall have breached or failed to perform or comply in any material respect with any of its material obligations, covenants or agreements under the Merger Agreement and such breach or failure to perform shall not have been cured; or (iii) any change or event shall have occurred that has had a Material Adverse Effect on or significantly disrupts the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company;

      (d) there shall have occurred and be continuing (i) any general suspension of trading in, or limitation on the price for, securities on the New York Stock Exchange or the Nasdaq National Market (excluding any coordinated trading halt triggered as a result of a specified decrease in a market index) related to market conditions, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the French Republic by any Governmental Entity, or (iii) any material limitation by any Governmental Entity on the extension of credit by banks or other lending institutions, (iv) in the case of any of the foregoing or of subsection (c) above existing at the time of the making of the Offer, a material acceleration or worsening thereof;

      (e) the Company Board (or a special committee thereof) (i) shall have withdrawn, modified or changed in a manner adverse to Bureau Veritas and the Purchaser (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement or the Merger, (ii) shall have recommended or announced a neutral position with respect to an Acquisition Proposal, (iii) shall have adopted any resolution to effect the foregoing, or (iv) fails to reconfirm the Company Tender Recommendation within five (5) business days after receipt of a request by Bureau Veritas or the Purchaser, provided that any such request may be made only one time within five (5) business days after notice of any of the following events (as any of the following events may occur from time to time): (i) receipt by the Company of an Acquisition Proposal, (ii) any material change to an existing Acquisition Proposal, (iii) a public announcement of any transaction to acquire a material portion of the Shares by a Person other than the Purchaser, Bureau Veritas or any of their Subsidiaries or affiliates other than an existing Acquisition Proposal, (iv) any extension of the Offer, and (v) any other material event or circumstance reasonably related to the Offer;

      (f) any applicable waiting period under the HSR Act relating to the Offer and the Merger shall not have expired or been terminated; or

      (g) the Agreement shall have been terminated in accordance with its terms.

   The foregoing conditions are for the sole benefit of the Purchaser and Bureau Veritas and may be asserted by the Purchaser or Bureau Veritas regardless of the circumstances giving rise to any such condition or may be waived by Bureau Veritas or the Purchaser in whole or in part at any time and from time to time in the sole discretion of Bureau Veritas or the Purchaser, except with regard to the Minimum Conditions. The failure by Bureau Veritas or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

   GENERAL. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Bureau Veritas as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under "State Takeover Statutes," such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company's business, or certain parts of the Company's business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions as contemplated by the Merger. See Section 15--"Certain Conditions of the Offer."

   LEGAL PROCEEDINGS. The Purchaser is not aware of any pending legal proceeding relating to the Offer, except for the following described proceeding brought on August 12, 2002. On August 12, 2002, an action, WHITE V. U.S. LABORATORIES, INC., ET AL., was commenced against the Company and individuals alleged in the complaint to constitute the Company Board in the Superior Court of the State of California, County of San Diego, for the following relief (i) declaring that the action is properly maintainable as a class action, (ii) declaring that the Merger Agreement was entered into by the Company in breach of the individual directors' fiduciary duties and is therefore unlawful and unenforceable, (iii) enjoining the consummation of the transactions contemplated by the Merger Agreement until the Company adopts a procedure to obtain the highest price possible for stockholders; (iv) directing the individual defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of the holders of Shares, (v) rescinding the Merger Agreement to the extent that any of its terms have been implemented, and (vi) awarding to the plaintiff the costs and disbursements of the action, including attorneys' and experts' fees. The complaint alleges, among other things, that the Company's announcement of the Merger immediately prior to its announcement of its financial results for the quarter ended June 30, 2002, precluded the market price of the Shares from rising above the price of $14.50 per Share proposed to be paid pursuant to the terms of the Offer and the Merger, that the price of $14.50 per Share proposed to be paid pursuant to the terms of the Offer and the Merger is grossly inadequate, and the Company Board, in approving the Merger Agreement and the Offer, violated its fiduciary duties to holders of Shares in various respects. The Company has advised Parent and Purchaser that the Company intends to defend against the action vigorously.

   STATE TAKEOVER STATUTES. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who has the right to acquire 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless: (i) prior to the time such person became an interested stockholder, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in such person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officer of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to the date such person became an interested stockholder, the business combination is approved by the Board of Directors of the corporation and authorized at a meeting of the stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

   The Company Board approved for purposes of Section 203 the entering into by the Purchaser, Bureau Veritas and the Company of the Offer, the Merger and the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Bureau Veritas and the Purchaser by virtue of such actions. In addition, the Company Board approved for purposes of
Section 203 the entering into of the Tender Agreement by the Purchaser, Bureau Veritas and Mr. Wright and the transactions contemplated thereby and has taken all appropriate action so that Section 203 with respect to the Company, will not be applicable to Bureau Veritas and the Purchaser by virtue of such action.

   The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203 in the DGCL.

   A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through Subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes purport to apply to the Offer or to the Merger, we believe that those laws conflict with the U.S. federal law and are an unconstitutional burden on interstate commerce.

   In EDGAR V. MITE CORP., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS CORP. V. DYNAMICS CORP. OF AMERICA, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX ACQUISITION CORP. V. TELEX CORP., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in TYSON FOODS, INC. V. MCREYNOLDS, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In GRAND METROPOLITAN PLC V. BUTTERWORTH, a Federal District Court in Florida held that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

   Except as described herein, we have not attempted to comply with any state takeover statutes in connection with this Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. If it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15--"Certain Conditions of the Offer."

   UNITED STATES ANTITRUST COMPLIANCE. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, Bureau Veritas, on behalf of itself and the Purchaser, filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on August 13, 2002. The Company advised the Purchaser it had also filed its Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on August 13, 2002. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 p.m., New York City time, on August 28, 2002. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request, unless it falls on a Saturday, Sunday or legal holiday, in which case the waiting period is extended to the next business day at 11:59 p.m., New York City time. Thereafter, such waiting period can be extended only by court order. Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See Section 15--"Certain Conditions to the Offer." Subject to certain circumstances described in Section 1--"Terms of the Offer" and Section 4--"Withdrawal Rights," any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of the Shares is delayed pursuant to the request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

   The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Bureau Veritas or the Company. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The Purchaser does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Section 15--"Certain Conditions of the Offer," including conditions with respect to litigation and certain governmental actions.

   OTHER DELAWARE LAW. The Merger also would need to comply with other applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

   OTHER APPLICABLE FOREIGN ANTITRUST LAWS. Other than the filings with the Antitrust Division, the FTC and the FCO, as described above, and, except as identified in the Merger Agreement, Bureau Veritas does not believe that any additional material pre-merger antitrust filings are required with respect to the Offer or the Merger. The Company does not conduct business in any foreign countries where regulatory filings or approvals under antitrust or other laws may be required or desirable in connection with the consummation of the Offer and the Merger. Bureau Veritas is organized under the laws of a foreign jurisdiction and operates and conducts its business in various foreign countries, but it does not appear that any regulatory filings or approvals under antitrust or other laws may be required or desirable in connection with the consummation of the Offer and the Merger other than filings or approvals already obtained. To the extent that any additional antitrust filings are required pursuant to other applicable foreign antitrust laws, Bureau Veritas, the Purchaser, Bureau Veritas' other subsidiaries and the Company, as appropriate, will make such filings.

17.  FEES AND EXPENSES.

   Lazard has acted as financial advisor to Bureau Veritas in connection with the proposed acquisition of the Company and is acting as the Dealer Manager in connection with the Offer. Bureau Veritas has agreed to pay Lazard customary compensation for its services as financial advisor and will reimburse Lazard for certain reasonable expenses. Bureau Veritas and the Purchaser have agreed to indemnify Lazard against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. At any time Lazard and its affiliates may actively trade in the Shares for its own account or for the accounts of customers, and, accordingly, may at any time hold a long or short position in the Shares.

   Bureau Veritas and the Purchaser have retained Georgeson Shareholder Communications Inc. to be the Information Agent and Alpine Fiduciary Services, Inc. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

   The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

   Neither Bureau Veritas nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.  MISCELLANEOUS.

   The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF BUREAU VERITAS OR THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

   The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7--"Certain Information Concerning the Company" above.

                                          VOICE ACQUISITION CORP.
August 22, 2002

                                  SCHEDULE I

  DIRECTORS AND EXECUTIVE OFFICERS OF BUREAU VERITAS, BVHI AND THE PURCHASER

   1. DIRECTORS AND OFFICERS OF BUREAU VERITAS. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for each director and executive officer of Bureau Veritas during the past five (5) years. If no business address is given, the director's or officer's address is 17 bis, Place des Reflets, La Defense 2, 92400 Courbevoie, France. Unless stated otherwise, each person is a citizen of the French Republic.

Name and Business                            Present Principal Occupation or Employment
Address                                           and Five Year Employment History
-----------------                -------------------------------------------------------------------
Pierre Hessler                   Chairman/President of the Supervisory Board. Mr. Hessler has been
23 Rue Oudinoi                   Consultant for Cap Gemini Ernst & Young, Paris, since August
75007 Paris                      2002. He was Managing Director of Cap Gemini Ernst & Young
                                 until August, 2002. Citizen of Switzerland and France.

Jean-Pierre Mathy                Vice-Chairman of the Supervisory Board. Employee of Poincarre
46/48 Rue Lauiston               Investissements.
Paris

Francois van den Broek d'Obrenan Member of the Supervisory Board. Retired.
1, Chemin du Grammont
1806 Saint-Legier (Suisse)

Jerome Charruau                  Member of the Supervisory Board. Mr. Charruau has been Vice
Aeroport International Marseille President-Controlling, Eurocopter SAS since October 2000. He was
  Provence                       previously Central Controlling Manager, Eurocopter from April
13725 Marignana Cedex France     1997 to October 2000.

Jacques-Henri Ballot             Member of the Supervisory Board. Retired.
9 Av. De la Bourdennais
75007 Paris

Michel Jacquet                   Member of the Supervisory Board. Mr. Jacquet is Director of
1800 Salina SAS                  Poincarre Investissements, EDF Eartenaires Capital Investissements,
46 Rue Lauriston                 Texavenir, Sophor, Renaissance BV, Cinq a Sec BV and Lombard
75116 Paris                      International Assurance. He was a director of Expamet International until 2000.

Alain Kergall                    Member of the Supervisory Board. Mr. Kergall was CEO of
1, Rue de L'Alboni               Enterprises Generales de France BTP until December 2001.
75016 Paris

Serge Le Cam                     Member of the Supervisory Board. Retired.
32/34 Rue Rennepinn
75017 Paris

Bernard Pache                  Member of the Supervisory Board. Mr. Pache was Chief Executive
7 Residence de l'Observatoire, Officer of EMC until October 1999.
8 Rue du Belair
92190 Meudon

Name and Business                           Present Principal Occupation or Employment
Address                                          and Five Year Employment History
-----------------               ------------------------------------------------------------------
Bernard Renard                  Member of the Supervisory Board. Mr. Renard is Executive Vice
89 Rue Taitbout                 President of Wendel Investissement. He was Chairman of Bureau
75009 Paris                     Veritas until September 1999 and Chairman of the Supervisory
                                Board from September 1999 to June 2002.

Ernest-Antoine Seilliere as the Member of the Supervisory Board. Chairman and CEO of Wendel
  representative of Sofiservice Investissement.
89 Rue Taitbout
75009 Paris

Jean-Bernard Lafonta as the     Member of the Supervisory Board. Mr. Lafonta is Vice General
  representative of Sofu S.A.   Director of Wendel Investissement. He was Head of Capital Markets
89 Rue Taitbout                 and Head of Banque Directe for BNP Paribas from 1997 through
75009 Paris                     2001.

Frank Piedelievre               Chairman of the Directorate, President and Chief Executive Officer
                                since 1997.

Philippe Pappas                 Member of the Directorate, Vice President Industry & Facilities
                                Southern Europe since 1999. Mr. Pappas was Vice-President France until 1999.

Francois Tardan                 Member of the Directorate, Vice-President Finance, Legal &
                                Information Systems since 1998.

Bernard Anne                    Vice-President Marine Division.

Pedro-Paulo Guimaraes           Vice-President Latin America, since January 2000, and Group
Praca Pio X, no. 19/10 Andar    Regional Chief Executive for Brazil. Citizen of Brazil.

Gilles Minard                   Vice-President Africa and Vice-President Government Services.

Kevin O'Brien                   Vice-President North America and Vice-President Consumer
244 Liberty Road                Products, since January 2000. Mr. O'Brien was President,
Brockton, MA 02301              International Publishing Group of McGraw Hill from January 1998 to January 1999. Citizen of the United States.

Philippe Lanternier             Vice-President Northern Europe, since July 1998. Mr. Lanternier was General Manager of ADP GSI Germany until June 1998.

Huynh Duc Bau                   Vice-President Asia & Middle East.
1 Maritime Square
#09-66 Lobby C
World Trade Centre
SINGAPORE 099253

Patrick Aubry                   Vice-President France. Mr. Aubry was North France Region
34 Rue Rennequin                Manager until 2000.
75017 Paris

Jonathan W. Lawrence            Vice-President Human Resources and Internal Communication.
                                Mr. Lawrence was Director of Management Development for Valeo
                                Automotive Systems until September 2001. Citizen of the United
                                Kingdom.

   2. DIRECTORS AND OFFICERS OF BVHI. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for each director and executive officer of BVHI. All directors and officers listed below are citizens of the French Republic and assumed such positions on December 15, 1998. This business address for the directors and officers is 17 bis, Place des Reflets, La Defense 2, 92400 Courbevoie, France.

Frank Piedelievre Chairman of the Board of Directors and President of BVHI.
                  Chairman of the Directorate, President and Chief Executive Officer
                  of Bureau Veritas since 1997.

Francois Tardan   Director and Treasurer of BVHI. Member of the Directorate, Vice-
                  President Finance, Legal & Information Systems of Bureau Veritas
                  since 1998.

   3. DIRECTORS AND OFFICERS OF PURCHASER. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for each director and executive officer of Purchaser. All directors and officers listed below are citizens of the French Republic and assumed such positions on July 31, 2002. The business address for the directors and officers is 17 bis, Place des Reflets, La Defense 2, 92400 Courbevoie, France.

Frank Piedelievre Chairman of the Board of Directors and President of Purchaser.
                  Chairman of the Directorate, President and Chief Executive Officer
                  of Bureau Veritas since 1997.

Francois Tardan   Director and Treasurer of Purchaser. Member of the Directorate,
                  Vice-President Finance, Legal & Information Systems of Bureau
                  Veritas since 1998.

   Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                       The Depositary for the Offer is:

                        Alpine Fiduciary Services, Inc.


           By Mail:                 By Facsimile Transmission                By Hand:
Alpine Fiduciary Services, Inc. (for eligible institutions only): Alpine Fiduciary Services, Inc
         P.O. Box 2065                                              c/o Georgeson Shareholder
     South Hackensack, NJ                (201) 559-1162                Communications, Inc.
           07606-9974                   Confirm Facsimile          17 State Street, 27th Floor
                                         Transmission by                New York, NY 10004
                                           Telephone:               Attn: Call Center Manager
                                         (201) 440-2213
                                      By Overnight Courier:
                                 Alpine Fiduciary Services, Inc.
                                        111 Commerce Road
                                       Carlstadt, NJ 07072
                                        Attn: Reorg Dept.

   Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                    The Information Agent for the Offer is:

[LOGO] Georgeson Shareholder

                          17 State Street, 10th Floor
                              New York, NY 10004
                       Banks and Brokers: (212) 440-9800
                   All Others Call Toll Free: (800) 840-6288

                     The Dealer Manager for the Offer is:

[LOGO] Lazard

                             30 Rockefeller Plaza
                              New York, NY 10020
                         (212) 632-6717 (call collect)